UNITED MICROELECTRONICS CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT ACCOUNTANTS

FOR THE THREE-MONTH PERIODS ENDED

MARCH 31, 2018 AND 2017

Address:    No. 3 Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan, R.O.C.

Telephone: 886-3-578-2258

The reader is advised that these consolidated financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

1

Review Report of Independent Accountants

To United Microelectronics Corporation

Introduction

We have reviewed the accompanying consolidated balance sheets of United Microelectronics Corporation and subsidiaries (collectively, the “Company”) as of March 31, 2018 and 2017, the related consolidated statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2018 and 2017, and notes to the consolidated financial statements, including the summary of significant accounting policies (together “the consolidated financial statements”). Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting” as endorsed and became effective by Financial Supervisory Commission of the Republic of China. Our responsibility is to express a conclusion on these consolidated financial statements based on our reviews.

Scope of Review

We conducted our reviews in accordance with Statement of Auditing Standards No. 65, “Review of Financial Information Performed by the Independent Auditor of the Entity” of the Republic of China. A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews and the review reports of other independent accountants (please refer to the Other Matter paragraph of our report), nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of March 31, 2018 and 2017, and their consolidated financial performance and cash flows for the three-month periods ended March 31, 2018 and 2017, in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting” as endorsed and became effective by Financial Supervisory Commission of the Republic of China.

2

Emphasis of Matter – Applying for New Accounting Standards

We draw attention to Note 3 of the consolidated financial statements, which describes the Company and its subsidiaries applied for the International Financial Reporting Standard 9, “Financial Instruments” and 15, “Revenue from Contracts with Customers” starting from January 1, 2018, and elected not to restate the consolidated financial statements for prior periods. Our conclusion is not modified in respect of this matter.

Other Matter – Making Reference to the Reviews of Other Independent Accountants

Our review, insofar as it related to the investments accounted for under the equity method balances of NT$9,003 million and NT$6,653 million, which represented 2.34% and 1.75% of the total consolidated assets as of March 31, 2018 and 2017, respectively, the related shares of investment income from the associates and joint ventures in the amount of NT$229 million and NT$(27) million, which represented 12.34% and (2.51)% of the consolidated income from continuing operations before income tax for the three-month periods ended March 31, 2018 and 2017, respectively, and the related shares of other comprehensive income from the associates and joint ventures in the amount of NT$124 million and NT$520 million, which represented 4.45% and (34.65)% of the consolidated total comprehensive income for the three-month periods ended March 31, 2018 and 2017, respectively, are based solely on the reports of other independent accountants.

/s/ Chiu, Wan-Ju

/s/ Hsu, Hsin-Min

Ernst & Young, Taiwan

April 25, 2018

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.

3

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
March 31, 2018, December 31,2017 and March 31, 2017 (March 31, 2018 and 2017 are unaudited)
(Expressed in Thousands of New Taiwan Dollars)

		As of
Assets	Notes	March 31, 2018	December 31, 2017	March 31, 2017
Current assets
Cash and cash equivalents	6(1)	$ 77,142,866	$ 81,674,572	$ 60,812,086
Financial assets at fair value through profit or loss, current	4, 6(2), 12(7), 15	524,648	716,918	867,205
Contract asset, current	4, 6(16)	135,405	-	-
Notes receivable		3,852	6,283	9,290
Accounts receivable, net	4, 6(3)	24,902,635	20,876,417	20,456,147
Accounts receivable-related parties, net	4, 7	106,909	91,065	412,922
Other receivables		882,293	1,175,307	729,961
Current tax assets		626,962	507,871	21,134
Inventories, net	6(4)	17,137,478	18,257,500	16,261,544
Prepayments		12,938,608	13,209,550	10,529,368
Other current assets		2,019,536	2,645,003	1,437,158
Total current assets		136,421,192	139,160,486	111,536,815

Non-current assets
Financial assets at fair value through profit or loss, noncurrent	4, 6(2), 12(7), 15	13,477,592	191,005	171,700
Financial assets at fair value through other comprehensive income, noncurrent	4, 6(5), 12(7)	11,279,702	-	-
Available-for-sale financial assets, noncurrent	12(7), 15	-	20,636,332	22,100,514
Financial assets measured at cost, noncurrent	15	-	2,218,472	2,681,254
Investments accounted for under the equity method	6(6)	11,305,220	10,976,940	9,946,574
Property, plant and equipment	6(7), 8	196,664,280	205,741,681	217,554,565
Intangible assets	6(8), 7	3,688,381	3,787,509	3,689,888
Deferred tax assets	6(21)	6,508,372	6,071,582	5,055,988
Prepayment for equipment		1,103,785	286,090	212,844
Refundable deposits	8	1,845,244	1,903,041	2,118,092
Other noncurrent assets-others	8	3,266,204	3,126,024	4,310,933
Total non-current assets		249,138,780	254,938,676	267,842,352

Total assets		$ 385,559,972	$ 394,099,162	$ 379,379,167

(continued)

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
March 31, 2018, December 31,2017 and March 31, 2017 (March 31, 2018 and 2017 are unaudited)
(Expressed in Thousands of New Taiwan Dollars)

		As of
Liabilities and Equity	Notes	March 31, 2018	December 31, 2017	March 31, 2017
Current liabilities
Short-term loans	6(9), 6(23)	$ 20,167,778	$ 25,445,540	$ 18,841,490
Contract liabilities, current	4, 6(16)	3,027,825	-	-
Notes and accounts payable		6,997,791	6,535,570	6,439,021
Other payables	7	11,702,454	12,962,286	11,234,728
Payables on equipment		2,971,142	4,671,802	6,413,842
Current tax liabilities		2,703,831	4,097,568	2,437,018
Current portion of long-term liabilities	6(10), 6(11), 6(23), 8, 12(7)	19,829,241	27,363,822	17,496,005
Other current liabilities	6(13), 6(14)	5,168,876	6,984,482	4,008,442
Total current liabilities		72,568,938	88,061,070	66,870,546

Non-current liabilities
Bonds payable	6(10), 6(23), 12(7)	23,677,236	23,675,861	35,360,024
Long-term loans	6(11), 6(23), 8, 12(7)	28,935,140	29,643,284	26,952,363
Deferred tax liabilities	6(21)	1,802,228	1,631,705	1,667,510
Net defined benefit liabilities, noncurrent		4,132,385	4,138,519	3,965,540
Guarantee deposits	6(23)	477,014	469,491	462,616
Other noncurrent liabilities-others	6(13), 6(23), 9(5)	37,754,635	32,441,648	27,419,385
Total non-current liabilities		96,778,638	92,000,508	95,827,438

Total liabilities		169,347,576	180,061,578	162,697,984

Equity attributable to the parent company
Capital	6(15)
Common stock		126,243,187	126,243,187	126,243,187
Additional paid-in capital	6(10), 6(15)
Premiums		36,862,383	36,862,383	36,862,383
Treasury stock transactions		1,753,028	1,753,028	1,744,988
The differences between the fair value of the consideration paid or received from acquiring or		573,336	573,336	578,538
disposing subsidiaries and the carrying amounts of the subsidiaries
Share of changes in net assets of associates and joint ventures accounted for using equity method		97,513	97,482	101,611
Stock options		1,515,297	1,572,121	1,572,121
Other		722,454	-	658,424
Retained earnings	6(15)
Legal reserve		9,902,407	9,902,407	9,070,841
Unappropriated earnings		59,479,795	38,163,492	40,102,697
Other components of equity
Exchange differences on translation of foreign operations		(7,226,411)	(5,715,585)	(5,118,357)
Unrealized gains or losses on financial assets measured at fair value through other comprehensive income		(8,595,241)	-	-
Unrealized gains or losses on available-for-sale financial assets		-	8,347,962	8,636,365
Treasury stock	6(15)	(5,320,669)	(4,719,037)	(4,719,037)
Total equity attributable to the parent company		216,007,079	213,080,776	215,733,761

Non-controlling interests	6(15)	205,317	956,808	947,422
Total equity		216,212,396	214,037,584	216,681,183

Total liabilities and equity		$ 385,559,972	$ 394,099,162	$ 379,379,167

The accompanying notes are an integral part of the consolidated financial statements.
English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
March 31, 2018, December 31,2017 and March 31, 2017 (March 31, 2018 and 2017 are unaudited)
(Expressed in Thousands of New Taiwan Dollars)

		As of
Liabilities and Equity	Notes	March 31, 2018	December 31, 2017	March 31, 2017
Current liabilities
Short-term loans	6(9), 6(23)	$ 20,167,778	$ 25,445,540	$ 18,841,490
Contract liabilities, current	4, 6(16)	3,027,825	-	-
Notes and accounts payable		6,997,791	6,535,570	6,439,021
Other payables	7	11,702,454	12,962,286	11,234,728
Payables on equipment		2,971,142	4,671,802	6,413,842
Current tax liabilities		2,703,831	4,097,568	2,437,018
Current portion of long-term liabilities	6(10), 6(11), 6(23), 8, 12(7)	19,829,241	27,363,822	17,496,005
Other current liabilities	6(13), 6(14)	5,168,876	6,984,482	4,008,442
Total current liabilities		72,568,938	88,061,070	66,870,546

Non-current liabilities
Bonds payable	6(10), 6(23), 12(7)	23,677,236	23,675,861	35,360,024
Long-term loans	6(11), 6(23), 8, 12(7)	28,935,140	29,643,284	26,952,363
Deferred tax liabilities	6(21)	1,802,228	1,631,705	1,667,510
Net defined benefit liabilities, noncurrent		4,132,385	4,138,519	3,965,540
Guarantee deposits	6(23)	477,014	469,491	462,616
Other noncurrent liabilities-others	6(13), 6(23), 9(5)	37,754,635	32,441,648	27,419,385
Total non-current liabilities		96,778,638	92,000,508	95,827,438

Total liabilities		169,347,576	180,061,578	162,697,984

Equity attributable to the parent company
Capital	6(15)
Common stock		126,243,187	126,243,187	126,243,187
Additional paid-in capital	6(10), 6(15)
Premiums		36,862,383	36,862,383	36,862,383
Treasury stock transactions		1,753,028	1,753,028	1,744,988
The differences between the fair value of the consideration paid or received from acquiring or		573,336	573,336	578,538
disposing subsidiaries and the carrying amounts of the subsidiaries
Share of changes in net assets of associates and joint ventures accounted for using equity method		97,513	97,482	101,611
Stock options		1,515,297	1,572,121	1,572,121
Other		722,454	-	658,424
Retained earnings	6(15)
Legal reserve		9,902,407	9,902,407	9,070,841
Unappropriated earnings		59,479,795	38,163,492	40,102,697
Other components of equity
Exchange differences on translation of foreign operations		(7,226,411)	(5,715,585)	(5,118,357)
Unrealized gains or losses on financial assets measured at fair value through other comprehensive income		(8,595,241)	-	-
Unrealized gains or losses on available-for-sale financial assets		-	8,347,962	8,636,365
Treasury stock	6(15)	(5,320,669)	(4,719,037)	(4,719,037)
Total equity attributable to the parent company		216,007,079	213,080,776	215,733,761

Non-controlling interests	6(15)	205,317	956,808	947,422
Total equity		216,212,396	214,037,584	216,681,183

Total liabilities and equity		$ 385,559,972	$ 394,099,162	$ 379,379,167

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the three-month periods ended March 31, 2018 and 2017
(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share)

		For the three-month periods ended March 31,
	Notes	2018	2017
Operating revenues	4, 6(16), 7, 14, 15
Sales revenues		$ 34,800,337	$ 36,339,301
Less: Sales returns and discounts		(168,662)	(351,206)
Net sales		34,631,675	35,988,095
Other operating revenues		2,865,462	1,429,855
Net operating revenues		37,497,137	37,417,950
Operating costs	4, 6(4), 6(12), 6(17), 7, 14
Costs of goods sold		(31,499,737)	(28,942,845)
Other operating costs		(1,355,401)	(1,046,655)
Operating costs		(32,855,138)	(29,989,500)
Gross profit		4,641,999	7,428,450
Operating expenses	6(12), 6(17), 7, 14
Sales and marketing expenses		(908,787)	(1,170,631)
General and administrative expenses		(1,016,585)	(1,050,082)
Research and development expenses		(2,924,180)	(3,990,916)
Subtotal		(4,849,552)	(6,211,629)
Net other operating income and expenses	6(13), 6(18), 14	976,945	154,002
Operating income		769,392	1,370,823
Non-operating income and expenses
Other income	6(19)	140,772	54,332
Other gains and losses	6(19), 7, 14	404,660	668,476
Finance costs	6(19)	(685,814)	(559,279)
Share of profit or loss of associates and joint ventures	6(6), 14	207,215	50,040
Exchange gain, net	12	1,020,411	-
Exchange loss, net	12	-	(516,947)
Subtotal		1,087,244	(303,378)
Income from continuing operations before income tax		1,856,636	1,067,445
Income tax benefit	6(21), 14	1,172,948	429,580
Net income		3,029,584	1,497,025
Other comprehensive income (loss)	6(20)
Items that will not be reclassified subsequently to profit or loss
Unrealized gains or losses on financial assets at fair value through other comprehensive income (loss)		1,148,243	-
Share of other comprehensive income (loss) of associates and joint ventures		151,546	-
Income tax related to items that will not be reclassified subsequently	6(21)	(28,017)	-
Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		(1,515,172)	(5,365,128)
Unrealized gain (loss) on available-for-sale financial assets		-	1,703,260
Share of other comprehensive income (loss) of associates and joint ventures		(15,627)	613,647
Income tax related to items that may be reclassified subsequently	6(21)	25,068	50,935
Total other comprehensive loss, net of tax		(233,959)	(2,997,286)
Total comprehensive income (loss)		$ 2,795,625	$ (1,500,261)

Net income attributable to:
Stockholders of the parent		$ 3,400,398	$ 2,286,020
Non-controlling interests		(370,814)	(788,995)
		$ 3,029,584	$ 1,497,025

Comprehensive income (loss) attributable to:
Stockholders of the parent		$ 3,158,292	$ (599,449)
Non-controlling interests		(362,667)	(900,812)
		$ 2,795,625	$ (1,500,261)

Earnings per share (NTD)	6(22)
Earnings per share-basic		$ 0.28	$ 0.19
Earnings per share-diluted		$ 0.26	$ 0.18

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the three-month periods ended March 31, 2018 and 2017
(Expressed in Thousands of New Taiwan Dollars)

		Equity Attributable to the Parent Company
		Capital			Retained Earnings		Other Components of Equity
	Notes	Common Stock	Additional Paid-in Capital	Legal Reserve	Unappropriated Earnings	Exchange Differences on Translation of Foreign Operations	Unrealized Gains or Losses on Financial Assets Measured at Fair Value through Other Comprehensive Income	Unrealized Gains or Losses on Available-for-Sale Financial Assets	Treasury Stock	Total	Non- Controlling Interests	Total Equity
Balance as of January 1, 2017	6(15)	$ 126,243,187	$ 40,997,092	$ 9,070,841	$ 38,584,335	$ 63,437	$ -	$ 6,340,040	$ (4,719,037)	$ 216,579,895	$ 2,161,729	$ 218,741,624
Net income for the three-month ended March 31, 2017	6(15)	-	-	-	2,286,020	-	-	-	-	2,286,020	(788,995)	1,497,025
Other comprehensive income (loss), net of tax for the three-month ended March 31, 2017	6(15), 6(20)	-	-	-	-	(5,181,794)	-	2,296,325	-	(2,885,469)	(111,817)	(2,997,286)
Total comprehensive income (loss)		-	-	-	2,286,020	(5,181,794)	-	2,296,325	-	(599,449)	(900,812)	(1,500,261)
Share of changes in net assets of associates and joint ventures accounted for using equity method		-	(8,603)	-	-	-	-	-	-	(8,603)	-	(8,603)
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries	6(15)	-	(128,848)	-	-	-	-	-	-	(128,848)	(1,099,544)	(1,228,392)
Changes in subsidiaries' ownership	6(15)	-	-	-	(767,658)	-	-	-	-	(767,658)	31,608	(736,050)
Others	6(15)	-	658,424	-	-	-	-	-	-	658,424	754,441	1,412,865
Balance as of March 31, 2017	6(15)	$ 126,243,187	$ 41,518,065	$ 9,070,841	$ 40,102,697	$ (5,118,357)	$ -	$ 8,636,365	$ (4,719,037)	$ 215,733,761	$ 947,422	$ 216,681,183

Balance as of January 1, 2018	6(15)	$ 126,243,187	$ 40,858,350	$ 9,902,407	$ 38,163,492	$ (5,715,585)	$ -	$ 8,347,962	$ (4,719,037)	$ 213,080,776	$ 956,808	$ 214,037,584
Impact of retroactive applications	6(15)	-	-	-	17,969,706	3,052	(9,867,013)	(8,347,962)	-	(242,217)	1,597	(240,620)
Adjusted balance as of January 1, 2018	6(15)	126,243,187	40,858,350	9,902,407	56,133,198	(5,712,533)	(9,867,013)	-	(4,719,037)	212,838,559	958,405	213,796,964
Net income for the three-month ended March 31, 2018	6(15)	-	-	-	3,400,398	-	-	-	-	3,400,398	(370,814)	3,029,584
Other comprehensive income (loss), net of tax for the three-month ended March 31, 2018	6(15), 6(20)	-	-	-	-	(1,513,878)	1,271,772	-	-	(242,106)	8,147	(233,959)
Total comprehensive income (loss)		-	-	-	3,400,398	(1,513,878)	1,271,772	-	-	3,158,292	(362,667)	2,795,625
Treasure stock acquired	6(15)	-	-	-	-	-	-	-	(601,632)	(601,632)	-	(601,632)
Share of changes in net assets of associates and joint ventures accounted for using equity method		-	31	-	16,351	-	-	-	-	16,382	-	16,382
Changes in subsidiaries' ownership	6(15)	-	-	-	(61,311)	-	-	-	-	(61,311)	(748,190)	(809,501)
Others	6(15)	-	665,630	-	(8,841)	-	-	-	-	656,789	357,769	1,014,558
Balance as of March 31, 2018	6(15)	$ 126,243,187	$ 41,524,011	$ 9,902,407	$ 59,479,795	$ (7,226,411)	$ (8,595,241)	$ -	$ (5,320,669)	$ 216,007,079	$ 205,317	$ 216,212,396

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three-month periods ended March 31, 2018 and 2017
(Expressed in Thousands of New Taiwan Dollars)

	For the three-month periods ended March 31,
	2018	2017
Cash flows from operating activities:
Net income before tax	$ 1,856,636	$ 1,067,445
Adjustments to reconcile net income before tax to net cash provided by operating activities:
Depreciation	12,750,186	12,724,140
Amortization	538,309	567,998
Expected credit loss	844	-
Net gain of financial assets and liabilities at fair value through profit or loss	(376,519)	(448,244)
Interest expense	668,979	526,683
Interest income	(139,453)	(54,332)
Dividend income	(1,319)	-
Share of profit of associates and joint ventures	(207,215)	(50,040)
Gain on disposal of property, plant and equipment	(26,525)	(8,722)
Loss (gain) on disposal of investments	2,609	(488,140)
Impairment loss on financial assets	-	286,763
Exchange gain on financial assets and liabilities	(1,356,273)	(624,218)
Amortization of deferred government grants	(869,370)	(144,744)
Income and expense adjustments	10,984,253	12,287,144
Changes in operating assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	(282,193)	229,249
Contract assets	(7,228)	-
Notes receivable and accounts receivable	(3,267,609)	1,895,141
Other receivables	299,831	135,112
Inventories	952,501	454,446
Prepayments	38,293	(248,558)
Other current assets	707,715	(1,148,773)
Contract fulfillment costs	(40,605)	-
Contract liabilities	(919,491)	-
Notes and accounts payable	490,546	(292,879)
Other payables	(1,185,698)	(1,002,785)
Other current liabilities	(11,084)	611,469
Net defined benefit liabilities	(6,134)	(3,354)
Other noncurrent liabilities-others	-	(48,952)
Cash generated from operations	9,609,733	13,934,705
Interest received	108,794	61,994
Dividend received	1,319	1,614
Interest paid	(311,894)	(236,483)
Income tax paid	(631,581)	(451,019)
Net cash provided by operating activities	8,776,371	13,310,811

(continued)

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three-month periods ended March 31, 2018 and 2017
(Expressed in Thousands of New Taiwan Dollars)

	For the three-month periods ended March 31,
	2018	2017
Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	$ (54,531)	$ -
Acquisition of available-for-sale financial assets	-	(480,962)
Proceeds from disposal of available-for-sale financial assets	-	701,216
Acquisition of financial assets measured at cost	-	(14,733)
Increase in prepayment for investments	-	(49,733)
Proceeds from capital reduction and liquidation of investments	113	1,980,192
Acquisition of property, plant and equipment	(5,716,267)	(17,654,335)
Proceeds from disposal of property, plant and equipment	39,040	32,235
Increase in refundable deposits	(33,939)	(15,110)
Decrease in refundable deposits	94,205	87,952
Acquisition of intangible assets	(247,730)	(378,343)
Government grants related to assets acquisition	6,593,436	-
Increase in other noncurrent assets-others	(17,375)	(502,387)
Decrease in other noncurrent assets-others	9,131	1,079
Net cash provided by (used in) investing activities	666,083	(16,292,929)
Cash flows from financing activities:
Increase in short-term loans	4,665,925	5,110,415
Decrease in short-term loans	(9,845,395)	(5,700,208)
Proceeds from bonds issued	-	8,300,000
Bonds issuance costs	-	(9,510)
Redemption of bonds	(7,500,000)	-
Proceeds from long-term loans	-	2,257,600
Repayments of long-term loans	(381,430)	(884,959)
Increase in guarantee deposits	20,620	1,009
Decrease in guarantee deposits	(77,896)	(561)
Treasury stock acquired	(595,495)	-
Acquisition of subsidiaries	-	(1,228,392)
Others	(97)	-
Net cash (used in) provided by financing activities	(13,713,768)	7,845,394
Effect of exchange rate changes on cash and cash equivalents	(260,392)	(1,630,171)
Net (decrease) increase in cash and cash equivalents	(4,531,706)	3,233,105
Cash and cash equivalents at beginning of period	81,674,572	57,578,981
Cash and cash equivalents at end of period	$ 77,142,866	$ 60,812,086

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the Three-Month Periods Ended March 31, 2018 and 2017

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

1.    HISTORY AND ORGANIZATION

United Microelectronics Corporation (UMC) was incorporated in Republic of China (R.O.C.) in May 1980 and commenced operations in April 1982.  UMC is a full service semiconductor wafer foundry, and provides a variety of services to satisfy customer needs.  UMC’s ordinary shares were publicly listed on the Taiwan Stock Exchange (TWSE) in July 1985 and its American Depositary Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.

2.    DATE AND PROCEDURES OF AUTHORIZATION OF FINANCIAL STATEMENTS FOR ISSUE

The consolidated financial statements of UMC and its subsidiaries (“the Company”) were authorized for issue in accordance with a resolution of the Board of Directors’ meeting on April 25, 2018.

3.    NEWLY ISSUED OR REVISED STANDARDS AND INTERPRETATIONS

A. The Company applied International Financial Reporting Standards, International Accounting Standards, and Interpretations issued, revised or amended which are recognized by Financial Supervisory Commission (“FSC”) and become effective for annual periods beginning on or after January 1, 2018.  The nature and the impact of each new standard and amendment have no material effect on the Company.  Apart from the potential impact of the standards and interpretations which is described below, all other standards and interpretations have no material impact on the Company’s financial position and performance.

(1)   IFRS 9 “Financial Instruments”

International Accounting Standards Board (IASB) has issued IFRS 9 “Financial Instruments” (IFRS 9), which combines classification and measurement, the expected credit loss impairment model and hedge accounting.  The standard will replace IAS 39 “Financial Instruments: Recognition and Measurement” (IAS39) and all previous versions of IFRS 9.  IFRS 9 requires the following: (1) Classification and measurement: Financial assets are measured at amortized cost, fair value through profit or loss, or fair value through other comprehensive income, based on both the entity’s business model for managing the financial assets and the financial asset’s contractual cash flow characteristics.  Financial liabilities are measured at amortized cost or fair value through profit or loss.  Furthermore, there is requirement that “own credit risk” adjustments are not recognized in profit or loss, (2) Impairment: Expected credit loss model is used to evaluate impairment.  Entities are required to recognize either 12-month or lifetime expected credit losses, depending on whether there has been a significant increase in credit risk since initial recognition, and (3) Hedge accounting: Hedge accounting is more closely aligned with risk management activities and hedge effectiveness is measured based on the hedge ratio.

(2)   IFRS 15 “Revenue from Contracts with Customers” with its Amendment “Clarifications to IFRS 15 Revenue from Contracts with Customers”

The core principle of IFRS 15 “Revenue from Contracts with Customers” (IFRS 15) is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.  IFRS 15 establishes a five-step model that will apply to revenue earned from a contract with a customer (with limited exceptions), regardless of the type of revenue transaction or the industry.  Extensive disclosures will be required, including disaggregation of total revenue; information related to performance obligations; changes in contract asset and liability account balances between periods and key judgments and estimates.  The amendment in 2016 clarifies how to identify a performance obligation in a contract, determine whether an entity is a principal or an agent, and determine whether the revenue from granting a license should be recognized at a point in time or over time.

(3)   The Company elected to adopt the standard using the modified retrospective method recognizing the cumulative effect of initially applying IFRS 9 and IFRS 15 at the date of initial application (January 1, 2018).  The impact on assets, liabilities and equity at the date of initial application of IFRS 9 and IFRS 15 as below:

IFRS 9

a.  Financial assets measured at cost

The Company elected to designate some of these financial assets as financial assets measured at fair value through other comprehensive income (FVOCI) and the others as financial assets measured at fair value through profit or loss (FVTPL) at the date of initial application.  In accordance with the requirement of IFRS 9, these financial assets must be measured at fair value.  Therefore, the Company adjusted the differences either in other component of equity or retained earnings at the date of initial application.

b.  Available-for-sale financial assets

In accordance with the requirement of IFRS 9, the Company elected to designate equity instruments that are not held for trading as financial assets measured at FVOCI and classified the remaining financial assets as financial assets measured at FVTPL.  Differences arising from the adoption have been recognized in other component of equity and retained earnings at the date of initial application.

Under IFRS 9, subsequent fair value changes of financial assets designated at FVOCI are recognized in other comprehensive income and shall not be subsequently transferred to profit or loss.  Upon de-recognition, the accumulated amounts in other component of equity is reclassified to retained earnings.

c.  Impairment of financial assets

Under IFRS 9, impairment assessment is not required for equity instruments.  Therefore, as the Company elects to classify certain equity investments as financial assets measured at FVOCI, the Company will reclassify the related accumulated impairment loss from retained earnings to other component of equity at the date of initial application.  The expected credit losses for accounts receivable or contract assets that result from transactions within the scope of IFRS 15 are evaluated by applying simplified approach.  The aforementioned impairment evaluation requirement differs from the current incurred loss model and has no material effect on the Company.

IFRS 15

The majority of the Company’s contracts with customers are for the sale of wafers for which revenue is currently recognized when criteria pursuant to IAS 18 “Revenue” (IAS 18) are fulfilled upon the delivery of the wafers to carriers approved by the customers, at which point in time, the title and risk of loss for the wafers are transferred to the customers.  Starting from the date of initial application, in accordance with the requirements of IFRS 15, the Company shall recognize revenue as the Company satisfies its performance obligations to customers.  For certain contracts that do not provide the Company unconditional rights to the consideration, the Company shall recognize revenue and contract asset as it satisfies its performance obligation over time.  Consideration received from customers prior to the Company having satisfied its performance obligation are accounted for as contract liabilities and the associated costs incurred to fulfill the contracts are recognized on the consolidated balance sheets as contract fulfillment costs within other current assets.  In accordance with the requirement of IFRS 15, allowance for sales returns and discounts will be presented as refund liabilities, different from its current presentation as a contra-accounts to accounts receivable.

The impact on assets, liabilities and equity as of January 1, 2018 were as follows:

Items	Carrying Amounts as of December 31, 2017	Adjustments Arising from Initial Application		Adjusted Carrying Amounts as of January 1, 2018	Descriptions
		IFRS9	IFRS15
Contract assets, current	$-	$-	$129,042	$129,042	a.
Accounts receivable, net	20,876,417	-	983,438	21,859,855	a. b.
Accounts receivable-related parties, net	91,065	-	2,733	93,798	b.
Inventories, net	18,257,500	-	(102,800)	18,154,700	a.
Other current assets	2,645,003	-	120,799	2,765,802	a.
Financial assets at fair value through profit or loss, noncurrent	191,005	12,449,226	-	12,640,231	c.
Financial assets at fair value through other comprehensive income, noncurrent	-	10,131,459	-	10,131,459	d.
Available-for-sale financial assets, noncurrent	20,636,332	(20,636,332)	-	-	c.d.
Financial assets measured at cost, noncurrent	2,218,472	(2,218,472)	-	-	c.d.
Investments accounted for under the equity method	10,976,940	(25,997)	-	10,950,943	e.
Deferred tax assets	6,071,582	42,388	(1,489)	6,112,481	a. c. d.
Total effect on assets		$(257,728)	$1,131,723

Contract liabilities, current	$-	$-	$3,951,414	$3,951,414	a.
Current tax liabilities	4,097,568	-	1,611	4,099,179	a.
Other current liabilities	6,984,482	-	(2,861,466)	4,123,016	a. b.
Deferred tax liabilities	1,631,705	23,093	(37)	1,654,761	a. c.
Total effect on liabilities		$23,093	$1,091,522

Retained earnings	$48,065,899	$17,930,334	$39,372	$66,035,605	a. c. d. e.
Other components of equity	2,632,377	(18,211,155)	(768)	(15,579,546)	a. b. c. d. e.
Non-controlling interests	956,808	-	1,597	958,405	a.
Total effect on equity		$(280,821)	$40,201

a.  Prior to adopting IFRS 15, the Company recognized revenue upon the delivery of the wafers to carriers approved by the customers, at which point in time, the title and risk of loss for the wafers are transferred to the customers.  Consideration received from customers prior to the Company having satisfied its performance obligation are accounted for as other current liabilities.  After adopting IFRS 15, the Company shall recognize revenue as the Company satisfies its performance obligations to customers.  For certain contracts that do not provide the Company unconditional rights to the consideration, the Company shall recognize revenue and contract asset as it satisfies its performance obligation over time.  Consideration received from customers prior to the Company having satisfied its performance obligation are accounted for as contract liabilities and the associated costs incurred to fulfill the contracts are recognized on the consolidated balance sheets as contract fulfillment costs within other current assets.  The aforementioned impacts resulted in an increase in current contract asset amounted to NT$129 million, a decrease in net accounts receivable amounted to NT$11 million, a decrease in net inventories amounted to NT$103 million, an increase in other current assets amounted to NT$121 million, a decrease in deferred tax assets amounted to NT$1 million, an increase in current contract liabilities amounted to NT$3,951 million, an increase in current tax liabilities amounted to NT$2 million, a decrease in other current liabilities amounted to NT$3,859 million, a decrease in deferred tax liabilities amounted to NT$37 thousand, an increase in retained earnings amounted to NT$39 million, a decrease in other components of equity amounted to NT$0.3 million and an increase in non-controlling interests amounted to NT$2 million.

b.  After adopting IFRS 15, the Company’s allowance for sales returns and discounts are presented as refund liabilities within other current liabilities, different from its prior presentation as a contra-accounts to accounts receivable.  The aforementioned impacts lead to an increase in net accounts receivable amounted to NT$994 million, an increase in net accounts receivable-related parties amounted to NT$3 million, an increase in other current liabilities amounted to NT$997 million and a decrease in other components of equity amounted to NT$0.5 million.

c.  The Company classified noncurrent available-for-sale financial assets amounted to NT$10,738 million and noncurrent financial assets measured at cost amounted to NT$1,955 million in accordance with the requirement of IFRS 9 resulting in an increase in noncurrent financial assets at fair value through profit or loss amounted to NT$12,449 million, an increase in deferred tax assets amounted to NT$37 million, an increase in deferred tax liabilities NT$23 million, an increase in retained earnings amounted to NT$3,521 million and a decrease in other components of equity amounted to NT$3,750 million.

d. The Company made an irrevocable election to classify noncurrent available-for-sale financial assets under that are not held for trading amounted to NT$9,898 million and noncurrent financial assets measured at cost amounted to NT$263 million in accordance with the requirement of IFRS 9 resulting in an increase in noncurrent financial assets at fair value through other comprehensive income amounted to NT$10,131 million, an increase in deferred tax assets amounted to NT$5 million, an increase in retained earnings amounted to NT$12,899 million and a decrease in other components of equity amounted to NT$ 12,924 million.

e.  With the adoption of IFRS 9 by associates accounted for using equity method, the corresponding adjustments made by the Company resulting in a decrease in investments accounted for using equity method amounted to NT$26 million, an increase in retained earnings amounted to NT$1,511 million and a decrease in other components of equity amounted to NT$1,537 million.

B. Standards issued by International Accounting Standards Board (IASB) but not yet endorsed by FSC (the effective dates are to be determined by FSC) are listed below:

No.	The projects of Standards or Interpretations	Effective for annual periods beginning on or after
IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined by IASB
IFRS 16	Leases	January 1, 2019
IFRIC 23	Uncertainty Over Income Tax Treatments	January 1, 2019
IFRS 17	Insurance Contracts	January 1, 2021
IAS 28	Long-term Interests in Associates and Joint Ventures	January 1, 2019
IFRS 9	Financial Instruments – Prepayment Features with Negative Compensation	January 1, 2019
Improvements to International Financial Reporting Standards (2015 - 2017 cycle)
IFRS 3	Business Combinations	January 1, 2019
IFRS 11	Joint Arrangements	January 1, 2019
IAS 12	Income Taxes	January 1, 2019
IAS 23	Borrowing Costs	January 1, 2019
IAS 19	Employee Benefits	January 1, 2019

The potential effects of adopting the standards or interpretations issued by IASB but not yet endorsed by FSC on the Company’s financial statements in future periods are summarized as below:

(4)   IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” - Sale or Contribution of Assets between an Investor and its Associate or Joint Ventures (Amendment)

The amendments address the inconsistency between the requirements in IFRS 10 “Consolidated Financial Statements” (IFRS 10) and IAS 28 “Investments in Associates and Joint Ventures” (IAS 28), in dealing with the loss of control of a subsidiary that is contributed to an associate or a joint venture.  IAS 28 restricts gains and losses arising from contributions of non-monetary assets to an associate or a joint venture to the extent of the interest attributable to the other equity holders in the associate or joint venture.  IFRS 10 requires full profit or loss recognition on the loss of control of a subsidiary.  IAS 28 was amended so that the gain or loss resulting from the sale or contribution of assets that constitute a business as defined in IFRS 3 “Business Combinations” (IFRS 3) between an investor and its associate or joint venture is recognized in full.  IFRS 10 was also amended so that the gain or loss resulting from the sale or contribution of a subsidiary that does not constitute a business as defined in IFRS 3 between an investor and its associate or joint venture is recognized only to the extent of the unrelated investors’ interests in the associate or joint venture.  The effective date of this amendment has been deferred indefinitely, but early adoption is allowed.

(5)   IFRS 16 “Leases”

The new standard requires lessees to account for all leases under a single on-balance sheet model (subject to certain exemptions).  Lessor accounting still uses the dual classification approach: operating lease and finance lease.

(6)   IFRIC 23 “Uncertainty Over Income Tax Treatments”

The Interpretation clarifies application of recognition and measurement requirements in IAS 12 “Income Taxes” when there is uncertainty over income tax treatments.

(7)   IAS 28“Investment in Associates and Joint Ventures” (Amendment)

The amendment clarifies that an entity applies IFRS 9 to long-term interests in an associate or joint venture that form part of the net investment in the associate or joint venture before it applies IAS 28, and in applying IFRS 9, does not take account of any adjustments that arise from applying IAS 28.

(8)   IFRS 9 “Financial Instruments” (Amendment)

The amendment allows financial assets with prepayment features that permit or require a party to a contract either to pay or receive reasonable compensation for the early termination of the contract, to be measured at amortised cost or at fair value through other comprehensive income.

(9)   IAS 12 “Income Taxes”

The amendments clarify that an entity shall recognize the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events.

(10) IAS 19 “Employee Benefits” (Amendment)

The amendments clarify that when a change in a defined benefit plan is made (such as amendment, curtailment or settlement, etc.), the entity should use the updated assumptions to remeasure its net defined benefit liability or asset.

The Company is currently evaluating the potential impact of the aforementioned standards and interpretations listed (4) ~ (10) to the Company’s financial position and performance, and the related impact will be disclosed when the evaluation is completed.

4.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1)   Statement of Compliance

The Company’s consolidated financial statements were prepared in accordance with Regulations Governing the Preparation of Financial Reports by Securities Issuers (Regulations) and IAS 34 “Interim Financial Reporting” which is endorsed and become effective by FSC.

(2)   Basis of Preparation

a.  The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments measured at fair value.

b.  The Company used modified retrospective method recognizing the transition differences of initially applying IFRS 9 and IFRS 15 in retained earnings or in other components of equity at the date of initial application (January 1, 2018) and not to restate the consolidated financial statements for the three months ended March 31, 2017.  The Company’s consolidated financial statements for the three months ended March 31, 2017 were prepared in accordance with IAS 39, IAS 18 and related interpretations issued, revised or amended.  Please refer to Note 15 for significant accounting policies.

(3)   General Description of Reporting Entity

a.  Principles of consolidation

The same principles of consolidation have been applied in the Company’s consolidated financial statements as those applied in the Company’s consolidated financial statements for the year ended December 31, 2017.  For the principles of consolidation, please refer to Note 4(3) of the Company’s consolidated financial statements for the year ended December 31, 2017.

b.  The consolidated entities are as follows:

As of March 31, 2018, December 31, 2017 and March 31, 2017

			Percentage of ownership (%) As of
Investor	Subsidiary	Business nature	March 31, 2018	December 31, 2017	March 31, 2017
UMC	UMC GROUP (USA)	IC Sales	100.00	100.00	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V.	Marketing support activities	100.00	100.00	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00	100.00	100.00
UMC	GREEN EARTH LIMITED (GE)	Investment holding	100.00	100.00	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	Venture capital	100.00	100.00	100.00
UMC	UMC NEW BUSINESS INVESTMENT CORP. (NBI)	Investment holding	100.00	100.00	100.00
UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00	100.00	100.00
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for venture capital	100.00	100.00	100.00
UMC	UMC GROUP JAPAN	IC Sales	100.00	100.00	100.00
UMC	UMC KOREA CO., LTD.	Marketing support activities	100.00	100.00	100.00
UMC	OMNI GLOBAL LIMITED (OMNI)	Investment holding	100.00	100.00	100.00
UMC	SINO PARAGON LIMITED	Investment holding	100.00	100.00	100.00
UMC	BEST ELITE INTERNATIONAL LIMITED (BE)	Investment holding	100.00	96.66	96.32
UMC, FORTUNE and TLC	NEXPOWER TECHNOLOGY CORP. (NEXPOWER)	Sales and manufacturing of solar power batteries	87.06	87.06	-
UMC, FORTUNE, UNITRUTH INVESTMENT CORP. (UNITRUTH) and TLC	NEXPOWER	Sales and manufacturing of solar power batteries	-	-	67.54
UMC and FORTUNE	WAVETEK MICROELECTRONICS CORPORATION (WAVETEK)	Sales and manufacturing of integrated circuits	78.47	78.47	-
UMC, FORTUNE and UNITRUTH	WAVETEK	Sales and manufacturing of integrated circuits	-	-	78.47
FORTUNE	UNITRUTH	Investment holding	-	-	100.00
UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00	100.00	100.00
TLC	SOARING CAPITAL CORP.	Investment holding	100.00	100.00	100.00
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00	100.00	100.00
GE	UNITED MICROCHIP CORPORATION	Investment holding	100.00	100.00	100.00
UMC INVESTMENT (SAMOA) LIMITED	UMC (BEIJING) LIMITED	Marketing support activities	100.00	100.00	100.00
NBI	TERA ENERGY DEVELOPMENT CO., LTD. (TERA ENERGY)	Energy technical services	100.00	100.00	100.00
NBI	UNISTARS CORP.	High brightness LED packages	83.69	83.69	82.76
TERA ENERGY	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH-HK)	Investment holding	100.00	100.00	100.00
EVERRICH-HK	EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	100.00	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (NEW YORK)	Research and development	100.00	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	Research and development	100.00	100.00	100.00
OMNI	ECP VITA PTE. LTD.	Insurance	100.00	100.00	100.00
OMNI	UMC TECHNOLOGY JAPAN CO., LTD.	Semiconductor manufacturing technology development and consulting services	100.00	100.00	100.00
WAVETEK	WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED (WAVETEK-SAMOA)	Investment holding	100.00	100.00	100.00
WAVETEK- SAMOA	WAVETEK MICROELECTRONICS CORPORATION (USA)	Sales and marketing service	100.00	100.00	100.00
NEXPOWER	NPT HOLDING LIMITED	Investment holding	-	-	100.00
NEXPOWER	SOCIALNEX ITALIA 1 S.R.L.	Photovoltaic power plant	100.00	100.00	100.00
NPT HOLDING LIMITED	NLL HOLDING LIMITED	Investment holding	-	-	100.00
BE	INFOSHINE TECHNOLOGY LIMITED (INFOSHINE)	Investment holding	100.00	100.00	100.00
INFOSHINE	OAKWOOD ASSOCIATES LIMITED (OAKWOOD)	Investment holding	100.00	100.00	100.00
OAKWOOD	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. (HEJIAN)	Sales and manufacturing of integrated circuits	100.00	100.00	100.00
HEJIAN	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Integrated circuits design services	100.00	100.00	100.00
UNITED MICROCHIP CORPORATION and HEJIAN	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USC)	Sales and manufacturing of integrated circuits	61.50	51.02	51.02

(4)   Other Significant Accounting Policies

Apart from the standards and interpretations which is described below, the same accounting policies of consolidation have been applied in the Company’s consolidated financial statements as those applied in the Company’s consolidated financial statements for the year ended December 31, 2017.  For the summary of significant accounting policies of consolidation, please refer to Note 4 of the Company’s consolidated financial statements for the year ended December 31, 2017.

a.  Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method.  The consideration transferred, the identifiable assets acquired and liabilities assumed are measured at the acquisition date fair value.  For the components of non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation, the acquirer measures at either fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.  Acquisition-related costs are expensed as incurred and are classified under administrative expenses.

When the Company acquires a business, it assesses the assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.  This includes the separation of embedded derivatives in host contracts held by the acquiree.

If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured at fair value as at the acquisition date through profit or loss.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date.  Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability, will be recognized in accordance with IFRS 9 (before January 1, 2018: IAS 39), either in profit or loss or other comprehensive income.  If the contingent consideration is classified as equity, it should not be remeasured until it is finally settled within equity.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree and the amount recognized for non-controlling interest over the net identifiable assets acquired and liabilities assumed.  If the fair value of the net assets acquired is in excess of the aggregate consideration transferred and non-controlling interests, the difference is recognized as a gain on bargain purchase.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses.  For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each CGU that is expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.  Each unit or groups of units to which the goodwill is so allocated represents the lowest level within the Company at which the goodwill is monitored for internal management purposes and cannot be larger than an operating segment before aggregation.

Where goodwill forms part of a CGU and part of the operation within that unit is disposed, the goodwill associated with the operation disposed is included in the carrying amount of the operation.  Goodwill disposed in this circumstance is measured based on the relative values of the operation disposed and the portion of the CGU retained.

b.  Foreign Currency Transactions

The Company’s consolidated financial statements are presented in New Taiwan Dollars (NTD), which is also the parent company’s functional currency.  Each entity in the Company determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

Transactions in foreign currencies are initially recorded by the Company’s entities at their respective functional currency rates prevailing at the transaction date.  Monetary assets and liabilities denominated in foreign currencies are translated into functional currency at the closing rates of exchange at the reporting date.  Non-monetary items measured at fair value in foreign currencies are translated using the exchange rates at the date when the fair value is determined.  Non-monetary items that are measured at historical cost in foreign currencies are translated using the exchange rates as at the dates of the initial transactions.

All exchange differences arising on the settlement of monetary items or on translating monetary items are taken to profit or loss in the period in which they arise except for the following:

(a) Exchange differences arising from foreign currency borrowings for an acquisition of a qualifying asset to the extent that they are regarded as an adjustment to interest costs are included in the borrowing costs that are eligible for capitalization.

(b) Foreign currency derivatives within the scope of IFRS 9 (before January 1, 2018: IAS 39) are accounted for based on the accounting policy for financial instruments.

(c) Exchange differences arising on a monetary item that is part of a reporting entity’s net investment in a foreign operation are recognized initially in other comprehensive income and reclassified from equity to profit or loss upon disposal of such investment.

When a gain or loss on a non-monetary item is recognized in other comprehensive income, any exchange component of that gain or loss is recognized in other comprehensive income.  When a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss is recognized in profit or loss.

c.Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.

The Company determines the classification of its financial assets at initial recognition.  In accordance with IFRS 9 and the Regulations, financial assets of the Company are classified as financial assets at fair value through profit or loss, financial assets at fair value through other comprehensive income, financial assets measured at amortized cost and notes, accounts and other receivables.

Purchase or sale of financial assets and liabilities are recognized using trade date accounting.  All financial assets are recognized initially at fair value plus, in the case of investments not at fair value through profit or loss, directly attributable costs.  Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the income statement.

Financial Assets

(a) Classification and subsequent measurement

i.   Financial assets at fair value through profit or loss

Financial assets that are not measured at amortized cost or at fair value through other comprehensive income are recognized initially at fair value and subsequently measured at fair value with changes in fair value recognized in profit or loss.

ii.  Financial assets at fair value through other comprehensive income

At initial recognition, the Company make an irrevocable election to present in other comprehensive income subsequent changes in the fair value of an investment in an equity instrument that is not held for trading.  When disposal of such equity instrument, cumulated amounts presented in other comprehensive income is not be subsequently transferred to profit or loss and is transferred directly to the retained earnings.

The debt instruments are measured at fair value through other comprehensive income if both of the following conditions are met:

(i)    the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and

(ii)   the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Subsequent changes in the fair value of such financial assets at fair value through other comprehensive income are recognized in other comprehensive income. Before derecognition, impairment gains or losses, interest revenue and foreign exchange gains and losses are recognized in profit or loss.  When the financial assets are derecognized the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment.

iii. Financial assets measured at amortized cost

The financial assets are measured at amortized cost if both of the following conditions are met.

(i)    the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

(ii)   the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

iv. Notes, accounts and other receivables

Notes, accounts and other receivables are creditors’ rights when the Company transfers the goods or service to customers and has a right to an amount of consideration that is unconditional.  Other receivables are any receivable not classified as notes and accounts receivable.  Notes, accounts and other receivables are initially measured and recognized at their fair values and subsequently measured at amortized cost using the effective interest rate (EIR) method, less impairment.  If the effect of discounting is immaterial, the short- term notes, accounts and other receivables are measured at their nominal amount.

(b)  Derecognition of financial assets

A financial asset is derecognized when:

i.   the contractual rights to receive cash flows from the asset have expired;

ii.  the Company has transferred assets and substantially all the risks and rewards of the asset have been transferred; or

iii. the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

On derecognition of a financial asset in its entirety, the difference between the carrying amount and the consideration received or to be received including any cumulative gain or loss that had been recognized in other comprehensive income is recognized in profit or loss or directly in retained earnings.

If the transferred asset is part of a larger financial asset and the part transferred qualifies for derecognition in its entirety, the Company allocates the previous carrying amount of the larger financial asset between the part that continues to be recognized and the part that is derecognized, based on the relative fair values of those parts on the date of the transfer.  The difference between the carrying amount allocated to the part derecognized and the sum of the consideration received for the part derecognized and any cumulative gain or loss allocated that had been recognized in other comprehensive income, is recognized in profit or loss or directly in retained earnings.  A cumulative gain or loss that had been recognized in other comprehensive income is allocated between the part that continues to be recognized and the part that is derecognized, based on the relative fair values of those parts.

(c) Impairment policy

i.   Notes, accounts, other receivables and contract assets

The Company measures the loss allowance for the estimated impairment loss of notes, accounts, other receivables and contract assets at an amount equal to lifetime expected credit losses.  For the receivable past due over 60 days, the Company determines whether impairment exits by individually assessing customer’s operating situation and debt-paying ability.  For receivable past due within 60 days, including not past due, the Company measures the loss allowance with the impairment occurred in receivable and contract assets for the past year along with available material information for expected losses to make reasonable assessment for impairment of receivable and contract assets.  If, in a subsequent period, the amount of the impairment loss decreases, and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed and recognized through profit or loss.  The reversal shall not result in a carrying amount of receivables and contract assets that exceeds what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed.

ii.  Other financial assets

The Company measures, at each reporting date, the loss allowance for debt instrument investments measured at fair value through other comprehensive income and financial assets measured at amortized cost by assessing reasonable and supportable information including forward-looking information.  For the credit risk on a financial asset has not increased significantly since initial recognition, the loss allowance is measured at an amount equal to 12-month expected credit losses.  For the credit risk on a financial asset has increased significantly since initial recognition, the loss allowance is measured at an amount equal to the lifetime expected credit losses.

Financial Liabilities

(a) Classification and subsequent measurement

The Company classifies the instrument issued as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument.

i.   Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.  Gains or losses on the subsequent measurement  including interest paid are recognized in profit or loss.

ii.  Financial liabilities measured at amortized cost

Financial liabilities measured at amortized cost include interest bearing loans and borrowings that are subsequently measured using the EIR method after initial recognition.  Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR method amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or transaction costs.

(b) Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified (whether or not attributable to the financial difficulty of the debtor), such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

d. Bonds

Convertible bonds

UMC evaluates the terms of the convertible bonds issued to determine whether it contains both a liability and an equity component.  Furthermore, UMC assesses if the economic characteristics and risks of the put and call options embedded in the convertible bonds are closely related to the economic characteristics and risk of the host contract before separating the equity element.

For the liability component excluding the derivatives, its fair value is determined based on the effective interest rate applied at that time by the market to instruments of comparable credit status.  The liability component is classified as a financial liability measured at amortized cost using the EIR method before the instrument is converted or settled.  For the embedded derivative that is not closely related to the host contract, it is classified as a liability component and subsequently measured at fair value through profit or loss unless it qualifies as an equity component.  The equity component is recognized initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component.  Its carrying amount is not remeasured in the subsequent accounting periods.  If the convertible bond issued does not have an equity component, it is accounted for as a hybrid instrument in accordance with the requirements under IFRS 9 (before January 1, 2018: IAS 39).

If the convertible bondholders exercise their conversion right before maturity, UMC shall adjust the carrying amount of the liability component.  The adjusted carrying amount of the liability component at conversion and the carrying amount of equity component are credited to common stock and additional paid-in capital-premiums.  No gain or loss is recognized upon bond conversion.

In addition, the liability component of convertible bonds is classified as a current liability if within 12 months the bondholders may exercise the put right.  After the put right expires, the liability component of the convertible bonds should be reclassified as a non-current liability if it meets the definition of a non-current liability in all other respects.

e.  Revenue Recognition

Revenue from Contracts with Customers

The Company recognizes revenue from contracts with customers by applying the following steps of IFRS 15:

(a) Identify the contract with a customer;

(b) Identify the performance obligations in the contract;

(c) Determine the transaction price;

(d) Allocate the transaction price to the performance obligations in the contract; and

(e) Recognize revenue when (or as) the entity satisfies a performance obligation

The majority of the Company’s contracts with customers are for the sale of wafers for which revenue is recognized as the Company satisfies its performance obligations to customers.  The Company recognizes revenue based on contracts and/or purchase orders at contractual prices and the sales return and allowance occurred.  Therefore, the Company estimates the variable consideration caused by sales based on customer complaints, historical experience, other known factors and only recognizes the revenue to the extent it is highly probable that a significant reversal will not occur.  The Company recognizes refund liability for estimated sales return and allowance.

The Company recognizes accounts receivable when the Company transfers controls of the goods or service to customers and has a right to an amount of consideration that is unconditional. Such accounts receivable are in the short term and not consist of significant financing component.  For certain contracts that do not provide the Company unconditional rights to the consideration and the transfer controls of the goods or service has been satisfied, the Company recognizes contract asset.  For certain contracts, consideration received from customers prior to the Company having satisfied its performance obligation are accounted for as contract liabilities which are transferred to revenue after performance obligation being satisfied.  For certain contracts, the Company recognizes the cost to fulfil a contract as contract asset when the costs relate directly to a contract, generating or enhancing resources to be used to satisfy performance obligations in future, and are expected to be recovered.  The cost and revenue are recognized when the Company satisfies a performance obligation and the control is transferred to the customer at a point in time.

Interest income

For financial assets measured at amortized cost, financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income, interest income is recorded using the EIR and recognized in profit or loss.

Dividends

Revenue is recognized when the Company’s right to receive the dividends is established, which is generally when stockholders approve the dividend.

f.  Income Tax

Income tax expense (benefit) is the aggregate amount of current income tax and deferred income tax included in the determination of profit or loss for the period.

Current income tax

Current income tax assets and liabilities for the current period and prior periods are measured using the tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.  Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity rather than profit or loss.

The additional income tax for undistributed earnings is recognized as income tax expense in the subsequent year when the distribution proposal is approved by the stockholders’ meeting.

Deferred income tax

Deferred income tax is determined using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts in financial statements at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

i.   When the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

ii.  In respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not be reversed in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carryforward of unused tax losses and unused tax credits, to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and the carryforward of unused tax losses and unused tax credits can be utilized, except:

i.   Where the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

ii.  In respect of deductible temporary differences associated with investments in subsidiaries, associates and joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting date.  The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.  Deferred tax relating to items recognized outside profit or loss is not recognized in profit or loss but rather in other comprehensive income or directly in equity.  Deferred tax assets are reassessed and recognized at each reporting date.  Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax assets to be recovered.

Deferred tax assets and liabilities offset each other, if a legally enforceable right exists to set off current income tax assets against current income tax liabilities, and the deferred taxes relate to the same taxable entity and the same taxation authority.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at the acquisition date, might be realized and recognized subsequently as follows:

i.   Acquired deferred tax benefits recognized within the measurement period that result from new information about facts and circumstances that existed at the acquisition date shall be applied to reduce the carrying amount of any goodwill related to that acquisition.  If the carrying amount of that goodwill is nil, any remaining deferred tax benefits shall be recognized in profit or loss;

ii.  All other acquired deferred tax benefits realized shall be recognized in profit or loss, other comprehensive income or equity.

5.    SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The same significant accounting judgments, estimates and assumptions have been applied in the Company’s consolidated financial statements for the three-month period ended March 31, 2018 as those applied in the Company’s consolidated financial statements for the year ended December 31, 2017.  For significant accounting judgments, estimates and assumptions, please refer to Note 5 of the Company’s consolidated financial statements for the year ended December 31, 2017.

6.    CONTENTS OF SIGNIFICANT ACCOUNTS

(1)   Cash and Cash Equivalents

	As of
	March 31, 2018	December 31, 2017	March 31, 2017
Cash on hand	$4,319	$4,360	$3,802
Checking and savings accounts	29,158,382	21,699,357	16,426,727
Time deposits	39,304,482	50,711,803	34,097,523
Repurchase agreements collateralized by government and corporate bonds	8,675,683	9,259,052	10,284,034
Total	$77,142,866	$81,674,572	$60,812,086

(2)   Financial Assets at Fair Value through Profit or Loss

	As of
	March 31, 2018	December 31, 2017 (Note)	March 31, 2017 (Note)
Financial assets mandatorily at fair value through profit or loss
Common stocks	$9,052,176
Preferred stocks	3,427,077
Funds	1,227,055
Convertible Bonds	215,876
Option	80,056
Total	$14,002,240

Current	$524,648
Noncurrent	13,477,592
Total	$14,002,240

The Company has a call option, exercisable before September 2019, to acquire remaining equity interest in an existing investee from the other shareholder in the amount of approximately NT$15.8 billion.  The change of the fair value for the call option is recorded in profit and loss.

Note:   The Company adopted IFRS 9 since January 1, 2018.  The Company elected not to restate prior periods in accordance with the transition provision in IFRS 9.  Please refer to Note 15 for information for the year ended December 31, 2017 and for the three-month period ended March 31, 2017.

(3)   Accounts Receivable, Net

	As of
	March 31, 2018	December 31, 2017	March 31, 2017
Accounts receivable	$24,943,115	$21,910,146	$22,114,275
Less: allowance for sales returns and discounts	-	(994,151)	(1,575,289)
Less: loss allowance	(40,480)	(39,578)	(82,839)
Net	$24,902,635	$20,876,417	$20,456,147

Aging analysis of accounts receivable, net:

	As of
	March 31, 2018	December 31, 2017	March 31, 2017
Neither past due nor impaired	$19,927,351	$15,496,207	$17,472,570
Past due but not impaired:
≤ 30 days	2,689,490	4,268,772	1,805,902
31 to 60 days	1,199,175	444,401	774,972
61 to 90 days	696,072	138,178	361,332
91 to 120 days	89,343	124,332	14,276
≥ 121 days	301,204	404,527	27,095
Subtotal	4,975,284	5,380,210	2,983,577
Total	$24,902,635	$20,876,417	$20,456,147

Movement on individually evaluated loss allowance:

	For the three-month periods ended March 31,
	2018	2017
Beginning balance	$39,578	$86,595
Net charge for the period	902	(3,756)
Ending balance	$40,480	$82,839

The collection periods for third party domestic sales and third party overseas sales were month-end 30~60 days and net 30~60 days, respectively.

The impairment losses assessed individually as of March 31, 2018 and 2017 primarily at an amount equal to lifetime expected credit losses and the amounts recognized were the difference between the carrying amount of the accounts receivable and the present value of expected collectable amounts.  The Company has no collateral with respect to those accounts receivables.

(4)   Inventories, Net

	As of
	March 31, 2018	December 31, 2017	March 31, 2017
Raw materials	$2,790,548	$2,354,410	$1,936,588
Supplies and spare parts	3,278,082	3,007,669	2,845,565
Work in process	9,901,456	11,492,450	10,602,441
Finished goods	1,167,392	1,402,971	876,950
Total	$17,137,478	$18,257,500	$16,261,544

a.    For the three-month periods ended March 31, 2018 and 2017, the Company recognized NT$31,500 million and NT$28,943 million, respectively, in operating cost, of which NT$991 million and NT$141 million were related to write-down of inventories.

b.    None of the aforementioned inventories were pledged.

(5)   Financial Assets at Fair Value through Other Comprehensive Income, Non-Current

	As of
	March 31, 2018	December 31, 2017 (Note)	March 31, 2017 (Note)
Equity instruments
Common stocks	$11,051,955
Preferred stocks	227,747
Total	$11,279,702

Note:  The Company adopted IFRS 9 since January 1, 2018.  The Company elected not to restate prior periods in accordance with the transition provision in IFRS 9.  Please refer to Note 15 for information for the year ended December 31, 2017 and for the three-month period ended March 31, 2017.

(6)   Investments Accounted For Under the Equity Method

a.    Details of investments accounted for under the equity method are as follows:

	As of
	March 31, 2018		December 31, 2017		March 31, 2017
Investee companies	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights
Listed company
FARADAY TECHNOLOGY CORP. (FARADAY) (Note A)	$1,631,225	13.78	$1,669,693	13.78	$1,740,201	13.94
CLIENTRON CORP.	265,519	22.39	265,327	22.39	-	-

Unlisted companies
SHANDONG HUAHONG ENERGY INVEST CO., INC. (SHANDONG HUAHONG) (Note B)	-	50.00	-	50.00	-	50.00
WINAICO SOLAR PROJEKT 1 GMBH (Note B)	-	50.00	-	50.00	-	50.00
MTIC HOLDINGS PTE. LTD.	49,241	45.44	50,743	45.44	71,640	45.44
YUNG LI INVESTMENTS, INC.	41,062	45.16	42,173	45.16	162,182	45.16
WINAICO IMMOBILIEN GMBH (Note B)	-	44.78	-	44.78	-	44.78
UNITECH CAPITAL INC.	702,829	42.00	732,267	42.00	572,299	42.00
TRIKNIGHT CAPITAL CORPORATION	879,268	40.00	894,809	40.00	832,464	40.00
HSUN CHIEH INVESTMENT CO., LTD.	4,181,462	36.49	3,930,434	36.49	3,315,026	36.49
YANN YUAN INVESTMENT CO., LTD.	$2,974,125	30.87	$2,810,625	30.87	$2,533,567	31.94
HSUN CHIEH CAPITAL CORPORATION	189,417	30.00	176,911	30.00	-	-
VSENSE CO., LTD.	76,377	28.63	78,294	28.63	84,023	28.63
UNITED LED CORPORATION HONG KONG LIMITED	208,683	25.14	216,707	25.14	232,678	25.14
TRANSLINK CAPITAL PARTNERS I, L.P. (Note C)	106,012	10.38	108,925	10.38	102,930	10.38
CTC CAPITAL PARTNERS I, L.P.	-	-	32	31.40	58,066	31.40
LIST EARN ENTERPRISE INC.	-	-	-	-	9,272	49.00
CLIENTRON CORP.	-	-	-	-	232,226	20.28
Total	$11,305,220		$10,976,940		$9,946,574

Note A: Beginning from June 2015, the Company accounts for its investment in FARADAY as an associate given the fact that the Company obtained the ability to exercise significant influence over FARADAY through representation on its Board of Directors.

Note B: SHANDONG HUAHONG, WINAICO SOLAR PROJEKT 1 GMBH and WINAICO IMMOBILIEN GMBH are joint ventures to the Company.

Note C: The Company follows international accounting practices in equity accounting for limited partnerships and uses the equity method to account for these investees.

The carrying amount of investments accounted for using the equity method for which there are published price quotations amounted to NT$1,897 million, NT$1,935 million and NT$1,740 million, as of March 31, 2018, December 31, 2017 and March 31, 2017, respectively.  The fair value of these investments were NT$2,556 million, NT$2,142 million and NT$1,284 million, as of March 31,2018, December 31, 2017 and March 31, 2017, respectively.

Certain investments accounted for under the equity method were audited by other independent accountants.  Shares of profit or loss of these associates and joint ventures amounted to NT$229 million and NT$(27) million for the three-month periods ended March 31, 2018 and 2017, respectively.  Share of other comprehensive income (loss) of these associates and joint ventures amounted to NT$124 million and NT$520 million for the three-month periods ended March 31, 2018 and 2017, respectively.  The balances of investments accounted for under the equity method were NT$9,003 million, NT$8,998 million and NT$6,653 million as of March 31, 2018, December 31, 2017 and March 31, 2017, respectively.

None of the aforementioned associates and joint ventures were pledged.

b.    Financial information of associates and joint ventures:

There is no individually significant associate or joint venture for the Company.  When an associate or a joint venture is a foreign operation, and the functional currency of the foreign entity is different from the Company, an exchange difference arising from translation of the foreign entity will be recognized in other comprehensive income (loss).  Such exchange differences recognized in other comprehensive income (loss) in the financial statements for the three-month periods ended March 31, 2018 and 2017 were NT$(10) million and NT$56 million, respectively, which were not included in the following table.

(i)       The aggregate amount of the Company’s share of its associates that are accounted for using the equity method was as follows:

	For the three-month periods ended March 31,
	2018	2017
Income (loss) from continuing operations	$207,215	$(30,208)
Income (loss) from discontinued operations after income tax	-	80,248
Other comprehensive income (loss)	148,968	531,207
Total comprehensive income (loss)	$356,183	$581,247

(ii)     The aggregate amount of the Company’s share of its joint ventures that are accounted for using the equity method were nil for the three-month periods ended March 31, 2018 and 2017.

c.    One of UMC’s associates, HSUN CHIEH INVESTMENT CO., LTD., held 441 million shares of UMC’s stock as of March 31, 2018, December 31, 2017 and March 31, 2017.  Another associate, YANN YUAN INVESTMENT CO., LTD., held 172 million shares, 172 million shares and 165 million shares of UMC’s stock as of March 31, 2018, December 31, 2017 and March 31, 2017, respectively.

(7)   Property, Plant and Equipment

	As of
	March 31, 2018	December 31, 2017	March 31, 2017
Land	$1,314,402	$1,314,402	$1,314,402
Buildings	21,006,185	21,112,807	20,643,885
Machinery and equipment	158,386,263	160,497,062	159,229,230
Transportation equipment	20,501	18,751	20,135
Furniture and fixtures	2,074,762	2,038,816	1,607,200
Leasehold improvement	5,806	4,353	6,741
Construction in progress and equipment awaiting inspection	13,856,361	20,755,490	34,732,972
Net	$196,664,280	$205,741,681	$217,554,565

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2018	$1,314,402	$38,073,660	$826,268,919	$75,782	$7,675,798	$52,557	$20,761,439	$894,222,557
Additions	-	-	-	-	-	-	3,097,820	3,097,820
Disposals	-	-	(631,777)	-	(289)	-	-	(632,066)
Transfers and reclassifications	-	242,905	9,797,344	3,234	162,863	1,980	(10,183,102)	25,224
Exchange effect	-	(15,653)	(2,364,047)	(137)	228	(763)	186,153	(2,194,219)
As of March 31, 2018	$1,314,402	$38,300,912	$833,070,439	$78,879	$7,838,600	$53,774	$13,862,310	$894,519,316

As of January 1, 2017	$1,314,402	$37,042,323	$785,442,975	$78,314	$6,826,957	$69,245	$45,048,631	$875,822,847
Additions	-	-	-	-	-	-	8,783,901	8,783,901
Disposals	-	-	(501,275)	(4,194)	(8,596)	-	-	(514,065)
Transfers and reclassifications	-	28,208	18,758,983	-	122,471	228	(17,796,959)	1,112,931
Exchange effect	-	(546,459)	(10,691,899)	(1,078)	(37,726)	(3,034)	(1,296,652)	(12,576,848)
As of March 31, 2017	$1,314,402	$36,524,072	$793,008,784	$73,042	$6,903,106	$66,439	$34,738,921	$872,628,766

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2018	$-	$16,960,853	$665,771,857	$57,031	$5,636,982	$48,204	$5,949	$688,480,876
Depreciation	-	375,436	12,240,929	1,523	131,723	575	-	12,750,186
Disposals	-	-	(627,461)	-	(262)	-	-	(627,723)
Transfers and reclassifications	-	-	(3,150)	-	3,150	-	-	-
Exchange effect	-	(41,562)	(2,697,999)	(176)	(7,755)	(811)	-	(2,748,303)
As of March 31, 2018	$-	$17,294,727	$674,684,176	$58,378	$5,763,838	$47,968	$5,949	$697,855,036

As of January 1, 2017	$-	$15,612,462	$629,903,740	$56,356	$5,198,998	$61,938	$5,949	$650,839,443
Depreciation	-	380,494	12,210,730	1,429	130,873	614	-	12,724,140
Disposals	-	-	(500,970)	(4,194)	(8,561)	-	-	(513,725)
Transfers and reclassifications	-	-	150	-	(150)	-	-	-
Exchange effect	-	(112,769)	(7,834,096)	(684)	(25,254)	(2,854)	-	(7,975,657)
As of March 31, 2017	$-	$15,880,187	$633,779,554	$52,907	$5,295,906	$59,698	$5,949	$655,074,201

Please refer to Note 8 for property, plant and equipment pledged as collateral.

(8)   Intangible Assets

	As of
	March 31, 2018	December 31, 2017	March 31, 2017
Goodwill	$15,188	$15,188	$15,188
Software	408,761	410,712	466,704
Patents and technology license fees	2,128,093	2,102,561	2,027,394
Others	1,136,339	1,259,048	1,180,602
Net	$3,688,381	$3,787,509	$3,689,888

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2018	$15,188	$1,080,726	$4,687,751	$3,565,705	$9,349,370
Additions	-	-	-	183,422	183,422
Disposals	-	(36,028)	-	(181,945)	(217,973)
Reclassifications	-	64,278	-	-	64,278
Exchange effect	-	1,126	139,031	1	140,158
As of March 31, 2018	$15,188	$1,110,102	$4,826,782	$3,567,183	$9,519,255

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2017	$15,188	$903,993	$4,534,340	$3,429,640	$8,883,161
Additions	-	-	-	275,558	275,558
Disposals	-	(16,242)	-	(190,279)	(206,521)
Reclassifications	-	83,432	-	-	83,432
Exchange effect	-	(15,689)	(281,370)	(4)	(297,063)
As of March 31, 2017	$15,188	$955,494	$4,252,970	$3,514,915	$8,738,567

Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2018	$-	$670,014	$2,585,190	$2,306,657	$5,561,861
Amortization	-	67,883	114,119	306,131	488,133
Disposals	-	(36,028)	-	(181,945)	(217,973)
Exchange effect	-	(528)	(620)	1	(1,147)
As of March 31, 2018		$$701,341	$2,698,689	$2,430,844	$5,830,874

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2017	$-	$433,537	$2,143,372	$2,217,949	$4,794,858
Amortization	-	76,655	126,622	306,647	509,924
Disposals	-	(16,242)	-	(109,279)	(206,521)
Exchange effect	-	(5,160)	(44,418)	(4)	(49,582)
As of March 31, 2017	$-	$488,790	$2,225,576	$2,334,313	$5,048,679

The amortization amounts of intangible assets are as follows:

	For the three-month periods ended March 31,
	2018	2017
Operating costs	$168,758	$197,211
Operating expenses	$319,375	$312,713

(9)   Short-Term Loans

	As of
	March 31, 2018	December 31, 2017	March 31, 2017
Unsecured bank loans	$12,361,001	$19,159,298	$18,841,490
Unsecured other loans	7,806,777	6,286,242	-
Total	$20,167,778	$25,445,540	$18,841,490

	For the three-month periods ended March 31,
	2018	2017
Interest rates applied	0.00%~3.60%	0.51%~4.35%

The Company’s unused short-term lines of credit amounted to NT$69,236 million, NT$62,057 million and NT$49,477 million as of March 31, 2018, December 31, 2017 and March 31, 2017, respectively.

(10) Bonds Payable

	As of
	March 31, 2018	December 31, 2017	March 31, 2017
Unsecured domestic bonds payable	$23,700,000	$31,200,000	$33,300,000
Unsecured convertible bonds payable	18,196,332	18,196,332	18,196,332
Less: Discounts on bonds payable	(789,227)	(878,701)	(1,137,730)
Total	41,107,105	48,517,631	50,358,602
Less: Current portion	(17,429,869)	(24,841,770)	(14,998,578)
Net	$23,677,236	$23,675,861	$35,360,024

A.  UMC issued domestic unsecured corporate bonds.  The terms and conditions of the bonds were as follows:

Term	Issuance date	Issued amount	Coupon rate	Repayment
Five-year	In early June 2012	NT$7,500 million	1.43%	Interest will be paid annually and the principal has been fully repaid in early June 2017.
Seven-year	In early June 2012	NT$2,500 million	1.63%	Interest will be paid annually and the principal will be repayable in June 2019 upon maturity.
Five-year	In mid-March 2013	NT$7,500 million	1.35%	Interest will be paid annually and the principal has been fully repaid in mid-March 2018.
Seven-year	In mid-March 2013	NT$2,500 million	1.50%	Interest will be paid annually and the principal will be repayable in March 2020 upon maturity.
Seven-year	In mid-June 2014	NT$2,000 million	1.70%	Interest will be paid annually and the principal will be repayable in June 2021 upon maturity.
Ten-year	In mid-June 2014	NT$3,000 million	1.95%	Interest will be paid annually and the principal will be repayable in June 2024 upon maturity.
Five-year	In late March 2017	NT$6,200 million	1.15%	Interest will be paid annually and the principal will be repayable in March 2022 upon maturity.
Seven-year	In late March 2017	NT$2,100 million	1.43%	Interest will be paid annually and the principal will be repayable in March 2024 upon maturity.
Five-year	In early October 2017	NT$2,000 million	0.94%	Interest will be paid annually and the principal will be repayable in October 2022 upon maturity.
Seven-year	In early October 2017	NT$3,400 million	1.13%	Interest will be paid annually and the principal will be repayable in October 2024 upon maturity.

B.  On May 18, 2015, UMC issued SGX-ST listed currency linked zero coupon convertible bonds.  The terms and conditions of the bonds were as follows:

a.	Issue Amount: US$600 million
b.	Period: May 18, 2015 ~ May 18, 2020 (Maturity date)
c.	Redemption:
i.

UMC may redeem the bonds, in whole or in part, after 3 years of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.25% per annum (the Early Redemption Amount) if the closing price of the ordinary shares of UMC on the TWSE, for a period of 20 out of 30 consecutive trading days, the last of which occurs not more than 5 days prior to the date upon which notice of such redemption is published, is at least 125% of the conversion price.  The Early Redemption Price will be converted into NTD based on the Fixed Exchange Rate (NTD 30.708=USD 1.00), and this fixed NTD amount will be converted using the prevailing rate at the time of redemption for payment in USD.

	ii.	UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Amount if at least 90% in principal amount of the bonds has already been converted, redeemed or repurchased and cancelled.
iii.

UMC may redeem all, but not part, of the bonds, at the Early Redemption Amount at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

	iv.	All or any portion of the bonds will be redeemable at Early Redemption Amount at the option of bondholders on May 18, 2018 at 99.25% of the principal amount.
	v.	Bondholders have the right to require UMC to redeem all of the bonds at the Early Redemption Amount if UMC’s ordinary shares cease to be listed on the Taiwan Stock Exchange.
vi.

In the event that a change of control as defined in the indenture of the bonds occurs to UMC, the bondholders shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.

d.	Terms of Conversion
	i.	Underlying Securities: Ordinary shares of UMC
ii.

Conversion Period: The bonds are convertible at any time on or after June 28, 2015 and prior to May 8, 2020, into UMC ordinary shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the converting holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii.

Conversion Price and Adjustment: The conversion price was originally NT$17.50 per share.  The conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture.  The conversion price was NT$15.4320 per share on March 31, 2018.

e.  Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 98.76% of the principal amount unless, prior to such date:

i.   UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;

ii.  The bondholders shall have exercised the conversion right before maturity; or

iii. The bonds shall have been redeemed or repurchased by UMC and cancelled.

In accordance with IAS 32, the value of the conversion right of the convertible bonds was determined at issuance and recognized in additional paid-in capital-stock options amounting to NT$1,894 million, after reduction of issuance costs amounting to NT$9 million.  The effective interest rate on the liability component of the convertible bonds was determined to be 2.03%.

(11) Long-Term Loans

a.    Details of long-term loans as of March 31, 2018, December 31, 2017 and March 31, 2017 are as follows:

	As of
Lenders	March 31, 2018	December 31, 2017	March 31, 2017	Redemption
Secured Long-Term Loan from Mega International Commercial Bank (1)	$-	$-	$14,611	Effective August 1, 2012 to August 1, 2017. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Mega International Commercial Bank (2)	3,000	4,000	7,000	Effective November 21, 2013 to November 21, 2018. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Mega International Commercial Bank (3)	7,653	8,200	-	Effective July 3, 2017 to July 5, 2021. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (1)	-	-	8,765	Effective May 25, 2012 to May 25, 2017. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (2)	$11,235	$16,853	$33,706	Effective July 10, 2013 to July 10, 2018. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (3)	9,134	10,276	13,701	Effective February 13, 2015 to February 13, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (4)	12,044	13,382	17,397	Effective April 28, 2015 to April 28, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (5)	4,294	4,724	6,012	Effective August 10, 2015 to August 10, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (6)	92,162	95,135	104,054	Effective October 19, 2015 to October 19, 2025. Interest-only payment for the first year. Principal is repaid in 37 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (7)	1,329	1,476	1,919	Effective October 28, 2015 to April 28, 2020. Interest-only payment for the first half year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (8)	3,818	4,165	5,206	Effective November 20, 2015 to November 20, 2020. Interest-only payment for the first year. Principal is repaid in 17 quarterly payments with monthly interest payments.
Unsecured Long-Term Loan from Bank of Taiwan (1)	-	-	750,000	Repayable quarterly from October 31, 2015 to July 31, 2017 with monthly interest payments.
Unsecured Long-Term Loan from Bank of Taiwan (2)	300,000	300,000	-	Repayable quarterly from March 23, 2019 to December 23, 2021 with monthly interest payments.
Unsecured Syndicated Loans from Bank of Taiwan and 7 others	$997,200	$1,246,500	$1,315,750	Repayable semi-annually from February 6, 2017 to February 6, 2020 with monthly interest payments.
Unsecured Long-Term Loan from Mega International Commercial Bank	355,767	474,356	830,123	Repayable quarterly from October 4, 2015 to October 4, 2018 with monthly interest payments.
Unsecured Long-Term Loan from E. Sun Bank	-	-	166,667	Repayable quarterly from December 24, 2015 to December 24, 2017 with monthly interest payments.
Unsecured Long-Term Loan from Taiwan Cooperative Bank	-	-	712,500	Repayable quarterly from March 24, 2016 to December 24, 2017 with monthly interest payments.
Unsecured Revolving Loan from CTBC Bank (Note A)	-	-	1,000,000	Settlement due on January 25, 2021 with monthly interest payments.
Unsecured Revolving Loan from KGI Bank (Note B)	-	-	1,000,000	Settlement due on December 25, 2019 with monthly interest payments.
Secured Syndicated Loans from China Development Bank and 6 others	29,539,992	29,989,811	23,467,196	Effective October 20, 2016 to October 20, 2024. Interest-only payment for the first and the second year. Principal is repaid in 13 semi-annual payments with semi-annual interest payments.
Subtotal	31,337,628	32,168,878	29,454,607
Less: Administrative expenses from syndicated loans	(3,116)	(3,542)	(4,817)
Less: Current portion	(2,399,372)	(2,522,052)	(2,497,427)
Total	$28,935,140	$29,643,284	$26,952,363

	For the three-month periods ended March 31,
	2018	2017
Interest Rates	0.99%~4.66%	1.04%~4.66%

Note A: UMC entered into a 5-year loan agreement with CTBC Bank, effective from January 25, 2016.  The agreement offered UMC a revolving line of credit of NT$2.5 billion starting from the first use of the loan to the expiration date of the agreement, January 25, 2021.  As of March 31, 2018, December 31, 2017 and March 31, 2017, the unused line of credit were NT$2.5 billion, NT$2.5 billion and NT$1.5 billion, respectively.

Note B: UMC entered into a 5-year loan agreement with KGI Bank, effective from September 25, 2014.  The agreement offered UMC a revolving line of credit of NT$2 billion.  This line of credit will be reduced starting from the end of the second year after the first use and every twelve months thereafter, with a total of four adjustments.  The expiration date of the agreement is December 25, 2019.  As of March 31, 2018, December 31, 2017 and March 31, 2017, the unused line of credit were NT$1 billion, NT$1 billion and NT$0.5 billion, respectively.

b.  Please refer to Note 8 for property, plant and equipment pledged as collateral for long- term loans.

(12) Post-Employment Benefits

a.  Defined contribution plan

The employee pension plan under the Labor Pension Act of the R.O.C. (the Act) is a defined contribution plan.  Pursuant to the plan, UMC and its domestic subsidiaries make monthly contributions of 6% based on each individual employee’s salary or wage to employees’ pension accounts.  Pension benefits for employees of the Singapore branch and subsidiaries overseas were provided in accordance with the local regulations.  A total of NT$331 million and NT$305 million were contributed by the Company for the three-month periods ended March 31, 2018 and 2017, respectively.

b.  Defined benefit plan

The employee pension plan mandated by the Labor Standards Act of the R.O.C. is a defined benefit plan.  The pension benefits are disbursed based on the units of service years and average monthly salary prior to retirement according to the Labor Standards Act.  Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the 15th year and the total units will not exceed 45 units.  The Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited with the Bank of Taiwan under the name of a pension fund supervisory committee.  The pension fund is managed by the government’s designated authorities and therefore is not included in the Company’s consolidated financial statements.  Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year.  For the three-month periods ended March 31, 2018 and 2017, total pension expenses of NT$17 million and NT$20 million, respectively, were recognized by the Company.

(13) Deferred Government Grants

	As of
	March 31, 2018	December 31, 2017	March 31, 2017
Beginning balance	$14,595,546	$9,297,371	$9,297,371
Arising during the period	6,593,436	6,755,920	-
Recorded in profit or loss:
Other operating income	(869,370)	(1,469,616)	(144,744)
Exchange effect	294,319	11,871	(422,744)
Ending balance	$20,613,931	$14,595,546	$8,729,883

Current	$3,947,736	$2,821,467	$967,236
Noncurrent	16,666,195	11,774,079	7,762,647
Total	$20,613,931	$14,595,546	$8,729,883

The significant government grants related to equipment acquisitions received by the Company are amortized as income over the useful lives of related equipment, and recorded in the net other operating income and expenses.

(14) Refund Liabilities

As of March 31, 2018
Refund liabilities	$982,205

After adopting IFRS 15, the Company’s allowance for sales returns and discounts are presented as refund liabilities within other current liabilities, different from its prior presentation as a contra-accounts to accounts receivable.

(15) Equity

a.  Capital stock:

i.   UMC had 26,000 million common shares authorized to be issued as of March 31, 2018, December 31, 2017 and March 31, 2017, of which 12,624 million shares were issued as of March 31, 2018, December 31, 2017 and March 31, 2017, each at a par value of NT$10.

ii.  UMC had 144 million, 144 million and 151 million ADSs, which were traded on the NYSE as of March 31, 2018, December 31, 2017 and March 31, 2017, respectively.  The total number of common shares of UMC represented by all issued ADSs were 721 million shares, 721 million shares and 754 million shares as of March 31, 2018, December 31, 2017 and March 31, 2017, respectively.  One ADS represents five common shares.

b.  Treasury stock:

i.   UMC carried out treasury stock program and repurchased its shares from the centralized securities exchange market.  The purpose for repurchase, and changes in treasury stock during the three-month periods ended March 31, 2018 and 2017 are as follows:

For the three-month period ended March 31, 2018

(In thousands of shares)

Purpose	As of January 1, 2018	Increase	Decrease	As of March 31, 2018
For transfer to employees	400,000	-	-	400,000
For maintain the company's credibility and stockholders' equity	-	39,607	-	39,607
	400,000	39,607	-	439,607

For the three-month period ended March 31, 2017

(In thousands of shares)

Purpose	As of January 1, 2017	Increase	Decrease	As of March 31, 2017
For transfer to employees	400,000	-	-	400,000

ii.

According to the Securities and Exchange Law of the R.O.C., the total shares of treasury stock shall not exceed 10% of UMC’s issued stock, and the total purchase amount shall not exceed the sum of the retained earnings, additional paid-in capital-premiums and realized additional paid-in capital.  As such, the number of shares of treasury stock that UMC held as of March 31, 2018, December 31, 2017 and March 31, 2017, did not exceed the limit.

iii.

In compliance with Securities and Exchange Law of the R.O.C., treasury stock held by the parent company should not be pledged, nor should it be entitled to voting rights or receiving dividends.  Stock held by subsidiaries is treated as treasury stock.  These subsidiaries have the same rights as other stockholders except for subscription to new stock issuance and voting rights.

iv.

As of March 31, 2018, December 31, 2017 and March 31, 2017, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 16 million shares of UMC’s stock.  The closing price on March 31, 2018, December 31, 2017 and March 31, 2017, were  NT$15.50, NT$14.20 and NT$12.20, respectively.

v.

UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held shares of UMC’s stock through acquiring shares of UNITED SILICON INC. in 1997, and these shares were converted to UMC’s stock in 2000 as a result of the Company’s 5 in 1 merger.

c.  Retained earnings and dividend policies:

According to UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

i.   Payment of taxes.

ii.  Making up loss for preceding years.

iii. Setting aside 10% for legal reserve, except for when accumulated legal reserve has reached UMC’s paid-in capital.

iv. Appropriating or reversing special reserve by government officials or other regulations.

v.  The remaining, plus the previous year’s unappropriated earnings, shall be distributed according to the distribution plan proposed by the Board of Directors according to the dividend policy and submitted to the stockholders’ meeting for approval.

Because UMC conducts business in a capital intensive industry and continues to operate in its growth phase, the dividend policy of UMC shall be determined pursuant to factors such as the investment environment, its funding requirements, domestic and overseas competitive landscape and its capital expenditure forecast, as well as stockholders’ interest, balancing dividends and UMC’s long-term financial planning.  The Board of Directors shall propose the distribution plan and submit it to the stockholders’ meeting every year.  The distribution of stockholders’ dividend shall be allocated as cash dividend in the range of 20% to 100%, and stock dividend in the range of 0% to 80%.

According to the regulations of Taiwan FSC, UMC is required to appropriate a special reserve in the amount equal to the sum of debit elements under equity, such as unrealized loss on financial instruments and debit balance of exchange differences on translation of foreign operations, at every year-end.  Such special reserve is prohibited from distribution.  However, if any of the debit elements is reversed, the special reserve in the amount equal to the reversal may be released for earnings distribution or offsetting accumulated deficits.

The distribution of earnings for 2016 was approved by the stockholders’ meeting held on June 8, 2017, while the distribution of earnings for 2017 was approved by the Board of Directors’ meeting on March 7, 2018.  The details of distribution are as follows:

	Appropriation of earnings (in thousand NT dollars)		Cash dividend per share (NT dollars)
	2017	2016	2017	2016
Legal reserve	$962,873	$831,566
Cash dividends	8,557,023	6,112,159	$0.70	$0.50

The aforementioned 2016 distribution approved by stockholders’ meeting was consistent with the resolutions of meeting of Board of Directors held on February 22, 2017.

The appropriation of 2017 unappropriated retained earnings has not yet been approved by the stockholder’s meeting as of the reporting date.  Information relevant to the Board of Directors’ recommendations and stockholders’ approval can be obtained from the “Market Observation Post System” on the website of the TWSE.

Please refer to Note 6(17) for information on the employees’ compensation and remuneration to directors.

d.  Non-controlling interests:

	For the three-month periods ended March 31,
	2018	2017
Beginning balance	$956,808	$2,161,729
Impact of retroactive applications	1,597	-
Adjusted beginning balance	958,405	2,161,729
Attributable to non-controlling interests:
Net loss	(370,814)	(788,995)
Other comprehensive income (loss)	8,147	(111,817)
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries	-	(1,099,544)
Changes in subsidiaries’ ownership	(748,190)	31,608
Others	357,769	754,441
Ending balance	$205,317	$947,422

(16) Operating Revenues

a.  Disaggregation of revenue

By operating segments

	For the three-month period ended March 31, 2018
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Contract revenue from customers	$37,437,590	$66,521	$37,504,111	$(6,974)	$37,497,137

The timing of revenue recognition:
The revenue recognized at a point in time	$35,813,130	$66,521	$35,879,651	$(6,974)	$35,872,677
The revenue recognized over time	1,624,460	-	1,624,460	-	1,624,460
Total	$37,437,590	$66,521	$37,504,111	$(6,974)	$37,497,137

By geography

	For the three-month period ended March 31, 2018
	Taiwan	Singapore	China (includes Hong Kong)	Japan	USA	Europe	Others	Total
Contract revenue from customers	$12,625,184	$6,602,198	$5,257,087	$1,084,275	$5,876,505	$2,834,725	$3,217,163	$37,497,137

The timing of revenue recognition:
The revenue recognized at a point in time	$12,560,918	$6,601,040	$3,929,180	$1,082,935	$5,871,846	$2,656,334	$3,170,424	$35,872,677
The revenue recognized over time	64,266	1,158	1,327,907	1,340	4,659	178,391	46,739	1,624,460
Total	$12,625,184	$6,602,198	$5,257,087	$1,084,275	$5,876,505	$2,834,725	$3,217,163	$37,497,137

b.  Contract balances

i.   Contract assets, current

	As of
	January 1, 2018	March 31, 2018	Differences
Sales of goods and services	$129,042	$135,405	$6,363

As of March 31, 2018, the Company has an unconditional right to receive the consideration in the contract of to NT$125 million and transferred to trade receivables at the reporting date.

ii.  Contract liabilities, current

	As of
	January 1, 2018	March 31, 2018	Differences
Sales of goods and services	$3,951,414	$3,027,825	$(923,589)

As of March 31, 2018, NT$1,524 million included in the current contract liability balance at the beginning of the period was recognized as revenue during the period.

c.  The Company’s transaction price allocated to unsatisfied performance obligations amounted to NT$4,772 million as of March 31, 2018, which will be recognized as revenue no later than 2020.  An estimate of the transaction price would not include any estimated amounts of variable consideration that are constrained.

d.  Asset recognized form the cost to fulfil a contract with customer

As of March 31, 2018, the Company recognizes the cost to fulfil a non-recurring engineering contract and cost for joint technology development that are eligible for capitalization as assets amounted to NT$161 million.

(17) Operating Costs and Expenses

The Company’s employee benefit, depreciation and amortization expenses are summarized as follows:

	For the three-month periods ended March 31,
	2018			2017
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Employee benefit expenses
Salaries	$4,320,721	$1,664,301	$5,985,022	$4,076,861	$1,759,246	$5,836,107
Labor and health insurance	228,667	86,403	315,070	229,360	104,657	334,017
Pension	265,977	81,873	347,850	244,698	80,368	325,066
Other employee benefit expenses	61,385	20,247	81,632	48,065	21,929	69,994
Depreciation	12,074,723	636,072	12,710,795	11,919,207	774,014	12,693,221
Amortization	195,633	342,676	538,309	225,626	342,372	567,998

According to UMC’s Articles of Incorporation, the employees’ compensation and directors’ remuneration shall be distributed in the following order:

UMC shall allocate no less than 5% of profit as employees’ compensation and no more than 0.1% of profit as directors’ compensation for each profitable fiscal year after offsetting any cumulative losses.  The aforementioned employees’ compensation will be distributed in shares or cash.  The employees of UMC’s subsidiaries who fulfill specific requirements stipulated by the Board of Directors may be granted such compensation.  Directors may only receive compensation in cash.  UMC may, by a resolution adopted by a majority vote at a meeting of the Board of Directors attended by two-thirds of the total number of directors, distribute the aforementioned employees’ and director’s compensation and report to the stockholders’ meeting for such distribution.

The Company estimates the amounts of the employees’ compensation and remuneration to directors and recognizes them in the profit or loss during the periods when earned for the three-month periods ended March 31, 2018 and 2017.  The Board of Directors estimated the amount by taking into consideration the Articles of Incorporation, government regulations and industry averages.  If the Board of Directors resolves to distribute employee compensation through stock, the number of stock distributed is calculated based on total employee compensation divided by the closing price of the day before the Board of Directors meeting.  If the Board of Directors subsequently modifies the estimates significantly, the Company will recognize the change as an adjustment in the profit or loss in the subsequent period.  The difference between the estimation and the resolution of the stockholders’ meeting will be recognized in profit or loss in the subsequent year.

The distributions of employees’ compensation and remuneration to directors for 2016 were reported to the stockholders’ meeting on June 8, 2017, while the distributions of employees’ compensation and remuneration to directors for 2017 were approved through the Board of Directors’ meeting on March 7, 2018.  The details of distribution are as follows:

	2017	2016
Employees’ compensation – Cash	$1,032,324	$930,551
Directors’ remuneration	11,452	9,714

The aforementioned 2017 employees’ compensation and remuneration to directors approved during the Board of Directors’ meeting were consistent with amounts recognized by the Company.  The aforementioned 2016 employees’ compensation and remuneration to directors reported during the stockholders’ meeting were consistent with the resolutions of meeting of Board of Directors held on February 22, 2017.

Information relevant to the aforementioned employees’ compensation and remuneration to directors can be obtained from the “Market Observation Post System” on the website of the TWSE.

(18) Net Other Operating Income and Expenses

	For the three-month periods ended March 31,
	2018	2017
Net rental loss from property	$(38,620)	$(35,139)
Gain on disposal of property, plant and equipment	26,525	8,722
Government grants	981,289	161,080
Others	7,751	19,339
Total	$976,945	$154,002

(19) Non-Operating Income and Expenses

a.  Other income

	For the three-month periods ended March 31,
	2018	2017
Interest income
Bank deposits	$134,058	$49,326
Others	5,395	5,006
Dividend income	1,319	-
Total	$140,772	$54,332

b.  Other gains and losses

	For the three-month periods ended March 31,
	2018	2017
Gain on valuation of financial assets and liabilities at fair value through profit or loss	$376,519	$448,244
Impairment loss
Available-for-sale financial assets, noncurrent	-	(286,763)
Gain (loss) on disposal of investments	(2,609)	488,140
Other gains and losses	30,750	18,855
Total	$404,660	$668,476

c.  Finance costs

	For the three-month periods ended March 31,
	2018	2017
Interest expenses
Bonds payable	$192,612	$184,173
Bank loans	406,046	342,485
Others	70,321	25
Financial expenses	16,835	32,596
Total	$685,814	$559,279

(20) Components of Other Comprehensive Income (Loss)

	For the three-month period ended March 31, 2018
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses on financial assets at fair value through other comprehensive income	$1,148,243	$-	$1,148,243	$(22,973)	$1,125,270
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	151,546	-	151,546	(5,044)	146,502
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(1,515,172)	-	(1,515,172)	17,002	(1,498,170)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(18,317)	2,690	(15,627)	8,066	(7,561)
Total other comprehensive income (loss)	$(233,700)	$2,690	$(231,010)	$(2,949)	$(233,959)

	For the three-month period ended March 31, 2017
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	$(5,365,128)	$-	$(5,365,128)	$37,914	$(5,327,214)
Unrealized gain (loss) on available-for-sale financial assets	$1,798,050	$(94,790)	$1,703,260	$39,004	$1,742,264
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	502,843	110,804	613,647	(25,983)	587,664
Total other comprehensive income (loss)	$(3,064,235)	$16,014	$(3,048,221)	$50,935	$(2,997,286)

(21) Income Tax

a.  The major components of income tax expense for the three-month periods ended March 31, 2018 and 2017 were as follows:

i.   Income tax expense recorded in profit or loss

	For the three-month periods ended March 31,
	2018	2017
Current income tax expense (benefit):
Current income tax charge	$86,301	$119,556
Adjustments in respect of current income tax of prior periods	(952,754)	(355,559)
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	272,935	(133,491)
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	(312,905)	(107,047)
Deferred income tax related to changes in tax rates	(869,858)	-
Adjustment of prior year’s deferred income tax	(27,394)	14,813
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	630,727	32,148
Income tax benefit recorded in profit or loss	$(1,172,948)	$(429,580)

ii.  Income tax related to components of other comprehensive income (loss)

Items that will not be reclassified subsequently to profit or loss:

	For the three-month periods ended March 31,
	2018	2017
Unrealized gains or losses on financial assets at fair value through other comprehensive income	$(22,973)	$-
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	(5,044)	-
Income tax related to items that will not be reclassified subsequently to profit or loss	$(28,017)	$-

Items that may be reclassified subsequently to profit or loss:

	For the three-month periods ended March 31,
	2018	2017
Exchange differences on translation of foreign operations	$17,002	$37,914
Unrealized loss (gain) on available-for-sale financial assets	-	39,004
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	8,066	(25,983)
Income tax related to items that may be reclassified subsequently to profit or loss	$25,068	$50,935

iii. Deferred income tax charged directly to equity

	For the three-month periods ended March 31,
	2018	2017
Deferred income tax related to changes in tax rates	$(56,759)	$-

b.  A reconciliation between income tax expense and income before tax at UMC’s applicable tax rate was as follows:

	For the three-month periods ended March 31,
	2018	2017
Income before tax	$1,856,636	$1,067,445
At UMC’s statutory income tax rate	371,327	181,466
Adjustments in respect of current income tax of prior periods	(952,754)	(355,559)
Net changes in loss carry-forward and investment tax credits	147,704	45,601
Adjustment of deferred tax assets/liabilities for write-downs/reversals and different jurisdictional tax rates	355,349	(28,448)
Tax effect of non-taxable income and non-deductible expenses:
Tax exempt income	(63,447)	(348,239)
Investment gain	(181,982)	(52,364)
Others	44,190	93,871
Basic tax	-	21,095
Deferred income tax related to changes in tax rates	(869,858)	-
Effect of different tax rates applicable to UMC and its subsidiaries	(26,935)	1,149
Taxes withheld in other jurisdictions	247	12,101
Others	3,211	(253)
Income tax benefit recorded in profit or loss	$(1,172,948)	$(429,580)

c.  The Company is subject to taxation in Taiwan and other foreign jurisdictions.  As of March 31, 2018, income tax returns of UMC and its subsidiaries in Taiwan have been examined by the tax authorities through 2014, while in other foreign jurisdictions, relevant tax authorities have completed the examination through 2009.

d. According to the amendments to the R.O.C. Income Tax Act, effective from 2018, the corporate income tax rate of is raised from 17% to 20%, and the 10% undistributed earnings tax is lowered to 5%.

(22) Earnings Per Share

a.  Earnings per share-basic

Basic earnings per share amounts are calculated by dividing the net income for the year attributable to ordinary equity holders of the parent company by the weighted-average number of ordinary shares outstanding during the year.  The reciprocal stockholdings held by subsidiaries are deducted from the computation of weighted-average number of shares outstanding.

	For the three-month periods ended March 31,
	2018	2017
Net income attributable to the parent company	$3,400,398	$2,286,020
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,202,773	12,208,240
Earnings per share-basic (NTD)	$0.28	$0.19

b.  Earnings per share-diluted

Diluted earnings per share is calculated by taking basic earnings per share plus the effect of additional common shares that would have been outstanding if the dilutive share equivalents had been issued.  The net income attributable to ordinary equity holders of the parent company would be also adjusted for the interest and other income or expenses derived from any underlying dilutive share equivalents, such as convertible bonds.  For employees’ compensation that may be distributed in shares, the number of shares to be distributed is taken into consideration assuming the distribution will be made entirely in shares when calculating diluted earnings per share.

	For the three-month periods ended March 31,
	2018	2017
Net income attributable to the parent company	$3,400,398	$2,286,020
Effect of dilution
Unsecured convertible bonds	70,307	71,483
Income attributable to stockholders of the parent	$3,470,705	$2,357,503
Weighted-average number of common stocks for basic earnings per share (thousand shares)	12,202,773	12,208,240
Effect of dilution
Employees’ compensation	60,453	57,470
Unsecured convertible bonds	1,193,935	1,152,306
Weighted-average number of common stocks after dilution (thousand shares)	13,457,161	13,418,016

Diluted earnings per share (NTD)	$0.26	$0.18

(23) Reconciliation of Liabilities Arising from Financing Activities

For the three-month period ended March 31, 2018:

			Non-cash changes
Items	As of January 1, 2018	Cash Flows	Foreign exchange	Others (Note)	As of March 31, 2018
Short-term loans	$25,445,540	$(5,179,470)	$(169,163)	$70,871	$20,167,778
Long-term loans (current portion included)	32,165,336	(381,430)	(449,820)	426	31,334,512
Bonds payable (current portion included)	48,517,631	(7,500,000)	-	89,474	41,107,105
Guarantee deposits (current portion included)	564,576	(57,276)	(10,228)	-	497,072
Other financial liabilities-noncurrent	20,486,119	-	321,012	96,265	20,903,396

Note:  Other non-cash changes mainly consisted of amortization of short-term loans, bonds payable and other financial liabilities-noncurrent using the EIR method.

For the three-month period ended March 31, 2017: Not applicable.

7.    RELATED PARTY TRANSACTIONS

The following is a summary of transactions between the Company and related parties during the financial reporting periods:

(1)      Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
FARADAY TECHNOLOGY CORP. and its Subsidiaries	Associate
JINING SUNRICH SOLARENERGY CORPORATION	Joint venture’s subsidiary
SILICON INTEGRATED SYSTEMS CORP.	The Company’s director
SUBTRON TECHNOLOGY CO., LTD.	Subsidiary’s supervisor
PHOTRONICS DNP MASK CORPORATION	Other related parties

(2)      Significant related party transactions

a.  Operating transactions

Operating revenues

	For the three-month periods ended March 31,
	2018	2017
Associates	$177,067	$482,785
Joint ventures	3,199	3,131
Others	3,206	5,392
Total	$183,472	$491,308

Accounts receivable, net

	As of
	March 31, 2018	December 31, 2017	March 31, 2017
Associates	$102,719	$84,839	$411,032
Joint ventures	1,068	1,051	1,013
Others	3,122	7,908	5,327
Total	106,909	93,798	417,372
Less: Allowance for sales returns and discounts	-	(2,733)	(4,450)
Net	$106,909	$91,065	$412,922

The sales price to the above related parties was determined through mutual agreement in reference to market conditions.  The collection periods for domestic sales to related parties were month-end 30~60 days, while the collection periods for overseas sales was net 30~60 days.

Refund liabilities (within current liabilities-others)

As of March 31, 2018
Associates	$2,078
Others	120
Total	$2,198

b.    Significant asset transactions

Acquisition of intangible assets

	For the three-month periods ended March 31,
	Purchase price
	2018	2017
Associates	$10,169	$83,095

Disposal of financial assets

For the three-month period ended March 31, 2018: None.

			For the three-month period ended March 31, 2017
	Trading Volume (In thousands of shares)	Transaction underlying	Disposal amount	Disposal loss
Others	6,489	ASIA PACIFIC MICROSYSTEMS, INC.	$50,745	$(13,753)

c.     Others

Mask expenditure

	For the three-month periods ended March 31,
	2018	2017
Others	$469,950	$-

Other payables of mask expenditure

	As of
	March 31, 2018	December 31, 2017	March 31, 2017
Others	$589,690	$580,789	$-

d.    Key management personnel compensation

	For the three-month periods ended March 31,
	2018	2017
Short-term employee benefits	$82,405	$102,456
Post-employment benefits	1,079	675
Share-based payment	16	17
Others	69	92
Total	$83,569	$103,240

8.    ASSETS PLEDGED AS COLLATERAL

As of March 31, 2018, December 31, 2017 and March 31, 2017

	Amount
	As of
	March 31, 2018	December 31, 2017	March 31, 2017	Party to which asset(s) was pledged	Purpose of pledge
Refundable Deposits (Time deposit)	$810,000	$818,195	$810,195	Customs	Customs duty guarantee
Refundable Deposits (Time deposit)	237,358	246,008	261,498	Science Park Administration	Collateral for land lease
Refundable Deposits (Time deposit)	19,579	20,991	-	Science Park Administration	Collateral for dormitory lease
Refundable Deposits (Time deposit)	800	800	-	Science Park Administration	Industry-university cooperative research project performance guarantees
Refundable Deposits (Time deposit)	37,084	37,084	37,084	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Refundable Deposits (Time deposit)	-	-	286	Bureau of Energy, Ministry of Economic Affairs	Energy resources guarantee
Buildings	6,064,461	6,083,976	4,697,459	Taiwan Cooperative Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Machinery and equipment	31,480,732	32,428,768	34,843,995	Taiwan Cooperative Bank, Mega International Commercial Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Other noncurrent assets	326,370	323,001	316,177	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Total	$38,976,384	$39,958,823	$40,966,694

9.    SIGNIFICANT CONTINGENCIES AND UNRECOGNIZED CONTRACT COMMITMENTS

(1)	As of March 31, 2018, amounts available under unused letters of credit for importing machinery and equipment was NT$0.1 billion.

(2)

The Company entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$11.4 billion.  As of March 31, 2018, the portion of royalties and development fees not yet recognized was NT$0.9 billion.

(3)

The Company entered into several construction contracts for the expansion of its operations.  As of March 31, 2018, these construction contracts amounted to approximately NT$3.7 billion and the portion of the contracts not yet recognized was approximately NT$0.5 billion.

(4)	The Company entered into several operating lease contracts for land and office. These renewable operating leases will expire in various years through 2038. Future minimum lease payments under those leases are as follows:

Year	As of March 31, 2018
2018	$280,941
2019	365,254
2020	341,002
2021	326,656
2022	330,271
2023 and thereafter	3,184,134
Total	$4,828,258

(5)

The Board of Directors of UMC resolved in October 2014 to participate in a 3-way agreement with Xiamen Municipal People’s Government and FUJIAN ELECTRONIC & INFORMATION GROUP to form a company which will focus on 12" wafer foundry services.  Based on the agreement, UMC submitted an investment application with R.O.C. government authorities for approval to invest in the company established by Xiamen Municipal People’s Government and FUJIAN ELECTRONIC & INFORMATION GROUP.  The Company anticipates that its investment could reach approximately US$1.4 billion by 2020, with instalment funding started in 2015.  Up to March 31, 2018, UMC has obtained R.O.C. government authority’s approval of the investment application for US$1.3 billion (including indirect investment).  In January 2015, the Company obtained control over UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. by acquiring more than half of the seats of the Board of Directors.  As of March 31, 2018, the investment amount is RMB 7.1 billion, representing ownership interest of 61.50%.  Furthermore, according to the agreement, UMC recognized a financial liability in other noncurrent liabilities-others, for the repurchase of other investors’ investments in the company at their original investment cost plus interest, beginning from the seventh year following the last instalment payment made by other investors.  Accordingly, the Company recognizes non-controlling interests as required by IFRS 10 during the reporting period.  At the end of each reporting period, the Company recognizes a financial liability for its commitment to the other investors in accordance with IFRS 9, at the same time derecognizing the non-controlling interests.  Any difference between the financial liability and the non-controlling interests balance is recognized in equity.

(6)

On July 1, 2016, INTERNATIONAL BUSINESS MACHINES CORPORATION (IBM) filed a complaint in the United States District Court for the Southern District of New York accusing that UMC did not pay the technology license fees in accordance with the technology license agreement and claimed US$10 million with interest of 12% per annum.  UMC is appealing an unfavorable judgment issued on September 15, 2017 by the United States District Court of Southern District of New York for the subject matter.  The Company does not expect material adverse financial impact resulting from this claim.

(7)

In 2017, the Taichung District Prosecutors Office requested the local court to impose a fine to the Company based on the allegation of misappropriation of trade secret of MICRON TECHNOLOGY INC. ("MICRON").  In addition, MICRON filed a civil lawsuit against the Company with the District Court of Northern District of California for the similar cause. On January 12, 2018, the Company filed counterclaims against MICRON with the Fuzhou Intermediate People's Court against, among others, MICRON (XI'AN) COM, LTD. and MICRON (SHANGHAI) TRADING CO. for patent infringement.  These cases are currently in progress and the Company cannot make a reliable estimate of the contingent liability at this time.

10.  SIGNIFICANT DISASTER LOSS

None.

11.  SIGNIFICANT SUBSEQUENT EVENTS

On April 25, 2018, to integrate the resources pursuant to the groupwise investment strategy, the Board of Directors of UMC and its subsidiaries, FORTUNE VENTURE CAPITAL CORP. (FORTUNE) and UMC NEW BUSINESS INVESTMENT CORP. (NBI), resolved an organizational restructure plan, under which NBI will be merged into FORTUNE.  FORTUNE will be the surviving company and assume all the assets and liabilities from NBI when the merger became effective.

12.  OTHERS

(1)   Categories of financial instruments

	As of
Financial Assets	March 31, 2018	December 31, 2017	March 31, 2017
Non-derivative financial instruments
Financial assets at fair value through profit or loss	$13,922,184	$876,318	$964,713
Financial assets at fair value through other comprehensive income	$11,279,702	$-	$-
Available-for-sale financial assets	-	20,636,332	22,100,514
Financial assets measured at cost	-	2,218,472	2,681,254
Financial assets measured at amortized cost
Cash and cash equivalents (excludes cash on hand)	77,138,547	81,670,212	60,808,284
Contract assets	135,405	-	-
Receivables	25,895,689	22,149,072	21,608,320
Refundable deposits	1,845,244	1,903,041	2,118,092
Other financial assets, current	1,887,681	2,645,003	1,437,158
Subtotal	106,902,566	108,367,328	85,971,854
Derivative financial instruments
Financial assets at fair value through profit or loss	80,056	31,605	74,192
Total	$132,184,508	$132,130,055	$111,792,527

	As of
Financial Liabilities	March 31, 2018	December 31, 2017	March 31, 2017
Non-derivative financial instruments
Financial liabilities measured at amortized cost
Short-term loans	$20,167,778	$25,445,540	$18,841,490
Payables	21,779,912	24,274,413	24,194,977
Refund liabilities	982,205	-	-
Guarantee deposits (current portion included)	497,072	564,576	462,616
Bonds payable (current portion included)	41,107,105	48,517,631	50,358,602
Long-term loans (current portion included)	31,334,512	32,165,336	29,449,790
Other financial liabilities-noncurrent	20,903,396	20,486,119	19,474,342
Total	$136,771,980	$151,453,615	$142,781,817

(2)   Financial risk management objectives and policies

The Company’s risk management objectives are to manage the market risk, credit risk and liquidity risk related to its operating activities.  The Company identifies, measures and manages the aforementioned risks based on policy and risk preference.

The Company has established appropriate policies, procedures and internal controls for financial risk management.  Before entering into significant financial activities, approval process by the Board of Directors and Audit Committee must be carried out based on related protocols and internal control procedures.  The Company complies with its financial risk management policies at all times.

(3)   Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risks comprise currency risk, interest rate risk and other price risk (such as equity price risk).

Foreign currency risk

The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense is denominated in a different currency from the Company’s functional currency) and the Company’s net investments in foreign subsidiaries.

The Company applies natural hedges on the foreign currency risk arising from purchases or sales, and utilizes spot or forward exchange contracts to manage foreign currency risk and the net effect of the risks related to monetary financial assets and liabilities is minor.  The notional amounts of the foreign currency contracts are the same as the amount of the hedged items.  In principle, the Company does not carry out any forward exchange contracts for uncertain commitments.  Furthermore, as net investments in foreign subsidiaries are for strategic purposes, they are not hedged by the Company.

The foreign currency sensitivity analysis of the possible change in foreign exchange rates on the Company’s profit is performed on significant monetary items denominated in foreign currencies as of the end of the reporting period.  When NTD strengthens/weakens against USD by 10%, the profit for the three-month periods ended March 31, 2018 and 2017 decreases/increases by NT$1,473 million and NT$376 million, respectively.  When RMB strengthens/weakens against USD by 10%, the profit for the three-month periods ended March 31, 2018 and 2017 increases/decreases by NT$2,865 million and NT$2,724 million, respectively.

Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at floating interest rates.  All of the Company’s bonds have fixed interest rates and are measured at amortized cost.  As such, changes in interest rates would not affect the future cash flows.  On the other hand, as the interest rates of the Company’s short-term and long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value.  Please refer to Note 6(9), 6(10) and 6(11) for the range of interest rates of the Company’s bonds and bank loans.

At the reporting dates, a change of 10 basis points of interest rate in a reporting period could cause the profit for the years ended March 31, 2018 and 2017 to decrease/increase by NT$13 million and NT$12 million, respectively.

Equity price risk

The Company’s listed and unlisted equity securities are susceptible to market price risk arising from uncertainties about future performance of equity markets.  The Company’s equity investments are classified as financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income, which are subsequently measured using a valuation model and financial assets measured at cost.

The sensitivity analysis for the equity instruments is based on the change in fair value as of the reporting date.  A change of 5% in the price of the aforementioned financial assets at fair value through profit or loss could increase/decrease the Company’s profit for the three-month periods ended March 31, 2018 and 2017 by NT$627 million and NT$35 million, respectively.  A change of 5% in the price of the aforementioned financial assets at fair value through other comprehensive income could increase/decrease the Company’s other comprehensive income for the three-month periods ended 2018 NT$564 million.  A change of 5% in the price of the aforementioned available-for-sale financial instruments could increase/decrease the Company’s other comprehensive income for the three-month periods ended 2017 NT$1,059 million.

(4)   Credit risk management

The Company only trades with approved and creditworthy third parties.  Where the Company trades with third parties which have less favorable financial positions, it will request collateral from them.  It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures.  In addition, notes and accounts receivable balances are monitored on an ongoing basis, which consequently minimizes the Company’s exposure to bad debts.

The Company mitigates the credit risks from financial institutions by limiting its counter parties to only reputable domestic or international financial institutions with good credit standing and spreading its holdings among various financial institutions.  The Company’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

As of March 31, 2018, December 31, 2017 and March 31, 2017, accounts receivable from the top ten customers represent 48%, 54% and 60% of the total accounts receivables of the Company, respectively.  The credit concentration risk of other accounts receivables is insignificant.

(5)   Liquidity risk management

The Company’s objectives are to maintain a balance between continuity of funding and flexibility through the use of cash and cash equivalents, bank loans and bonds.

The table below summarizes the maturity profile of the Company’s financial liabilities based on the contractual undiscounted payments and contractual maturity:

	As of March 31, 2018
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$20,279,211	$-	$-	$-	$20,279,211
Payables	21,108,239	-	-	108,525	21,216,764
Refund liabilities	982,205	-	-	-	982,205
Guarantee deposits	64,296	24,536	29,160	379,080	497,072
Bonds payable	18,663,775	5,545,404	10,559,240	8,658,233	43,426,652
Long-term loans	3,703,895	8,360,864	13,174,224	13,243,025	38,482,008
Other financial liabilities	6,138	-	18,150,364	4,537,834	22,694,336
Total	$64,807,759	$13,930,804	$41,912,988	$26,926,697	$147,578,248

	As of December 31, 2017
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$25,622,430	$-	$-	$-	$25,622,430
Payables	23,807,378	-	-	104,755	23,912,133
Guarantee deposits	95,085	14,071	29,876	425,544	564,576
Bonds payable	26,321,530	5,564,967	10,590,265	8,689,971	51,166,733
Long-term loans	3,855,962	8,728,249	13,397,515	13,450,444	39,432,170
Other financial liabilities -noncurrent	-	-	13,402,849	8,935,552	22,338,401
Total	$79,702,385	$14,307,287	$37,420,505	$31,606,266	$163,036,443

	As of March 31, 2017
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$19,013,495	$-	$-	$-	$19,013,495
Payables	23,595,412	-	-	107,386	23,702,798
Guarantee deposits	-	13,241	30,404	418,971	462,616
Bonds payable	15,590,420	5,509,214	26,755,731	5,288,927	53,144,292
Long-term loans	3,529,831	7,398,442	10,178,503	14,502,081	35,608,857
Other financial liabilities -noncurrent	-	-	12,918,971	8,612,954	21,531,925
Total	$61,729,158	$12,920,897	$49,883,609	$28,930,319	$153,463,983

(6)   Foreign currency risk management

UMC entered into forward exchange contracts for hedging the exchange rate risk arising from the net monetary assets or liabilities denominated in foreign currency.  The details of forward exchange contracts entered into by UMC are summarized as follows:

As of March 31, 2018 and December 31, 2017: None.

As of March 31, 2017

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 126 million	March 1, 2017~April 14, 2017

(8)   Fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 —   Quoted (unadjusted) market prices in active markets for identical assets or liabilities;

Level 2 —   Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable;

Level 3 —   Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

a.  Assets and liabilities measured and recorded at fair value on a recurring basis:

	As of March 31, 2018
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$422,598	$21,994	$80,056	$524,648
Financial assets at fair value through profit or loss, noncurrent	4,962,267	41,902	8,473,423	13,477,592
Financial assets at fair value through other comprehensive income, noncurrent	7,488,257	-	3,791,445	11,279,702

	As of December 31, 2017
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$663,138	$22,175	$31,605	$716,918
Financial assets at fair value through profit or loss, noncurrent	174,760	16,245	-	191,005
Available-for-sale financial assets, noncurrent	10,959,194	-	9,677,138	20,636,332

	As of March 31, 2017
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$746,561	$120,644	$-	$867,205
Financial assets at fair value through profit or loss, noncurrent	171,700	-	-	171,700
Available-for-sale financial assets, noncurrent	12,056,206	79,438	9,964,870	22,100,514

Fair values of financial assets at fair value through profit or loss, financial assets at fair value through other comprehensive income and available-for-sale financial assets that are categorized into level 1 are based on the quoted market prices in active markets.  If there is no active market, the Company estimates the fair value by using the market method valuation techniques based on parameters such as recent fund raising activities, valuation of similar companies, individual company’s development, market conditions and other economic indicators.  If there are restrictions on the sale or transfer of a financial asset, which are a characteristic of the asset, the fair value of the asset will be determined based on similar but unrestricted financial assets’ quoted market price with appropriate discounts for the restrictions.

During the three-month periods ended March 31, 2018 and 2017, there were no significant transfers between Level 1 and Level 2 fair value measurements.

Reconciliations for fair value measurement in Level 3 fair value hierarchy were as follows:

	Financial assets at fair value through profit or loss					Financial assets at fair value through comprehensive income (loss)
	Option	Common stock	Preferred stock	Funds	Total	Common stock	Preferred stock	Total
As of January 1, 2018	$31,605	$3,832,537	$2,994,294	$1,183,940	$8,042,376	$3,350,694	$233,326	$3,584,020
Recognized in profit (loss)	48,451	(46,070)	(34,132)	4,952	(26,799)	-	-	-
Recognized in other comprehensive income (loss)	-	-	-	-	-	213,004	(5,579)	207,425
Acquisition	-	94,912	473,081	54,531	622,524	-	-	-
Disposal	-	(587)	(12,504)	-	(13,091)	-	-	-
Exchange effect	-	(14,651)	(40,512)	(16,368)	(71,531)	-	-	-
As of March 31, 2018	$80,056	$3,866,141	$3,380,227	$1,227,055	$8,553,479	$3,563,698	$227,747	$3,791,445

	Available-for-sale financial assets
	Common stock	Funds	Preferred stock	Total
As of January 1, 2017	$7,687,752	$942,296	$1,203,589	$9,833,637
Recognized in profit (loss)	(31,133)	(54,412)	-	(85,545)
Recognized in other comprehensive income (loss)	(17,468)	(3,371)	(30,496)	(51,335)
Acquisition	-	44,884	304,033	348,917
Disposal	(149,789)	-	-	(149,789)
Transfer to Level 3	5,919	-	239,347	245,266
Transfer out of Level 3	(63,739)	-	-	(63,739)
Exchange effect	(26,171)	(35,476)	(50,895)	(112,542)
As of March 31, 2017	$7,405,371	$893,921	$1,665,578	$9,964,870

Recognized as part of profit (loss) above, the loss from financial assets still held by the Company as of March 31, 2018 and 2017 was NT$81 million and NT$(86) million, respectively.

Recognized as part of other comprehensive income (loss) above, the income from financial assets still held by the Company as of March 31, 2018 and 2017 was NT$207 million and NT$(59) million, respectively.

The Company’s policy to recognize the transfer into and out of fair value hierarchy levels is based on the event or changes in circumstances that caused the transfer.

b.  Assets and liabilities not recorded at fair value on a recurring basis but for which fair value is disclosed:

The fair value of bonds payable is estimated by the market price or using a valuation model.  The model uses market-based observable inputs including share price, volatility, credit spread and risk-free interest rates.  The fair value of long-term loans is determined using discounted cash flow model, based on the Company’s current incremental borrowing rates of similar loans.

The fair values of the Company’s short-term financial instruments including cash and cash equivalents, contract assets, receivables, refundable deposits, other financial assets-current, short-term loans, payables, refund liabilities and guarantee deposits approximate their carrying amount due to their maturities within one year.

As of March 31, 2018

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$41,960,006	$23,952,325	$18,007,681	$-	$41,107,105
Long-term loans (current portion included)	31,334,512	-	31,334,512	-	31,334,512

As of December 31, 2017

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$49,342,714	$31,422,772	$17,919,942	$-	$48,517,631
Long-term loans (current portion included)	32,165,336	-	32,165,336	-	32,165,336

As of March 31, 2017

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$51,155,447	$33,484,369	$17,671,078	$-	$50,358,602
Long-term loans (current portion included)	29,449,790	-	29,449,790	-	29,449,790

(9)   Significant assets and liabilities denominated in foreign currencies

	As of
	March 31, 2018			December 31, 2017
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD	$1,495,931	29.04	$43,441,586	$1,703,079	29.72	$50,609,425
JPY	5,813,332	0.2722	1,582,604	5,914,143	0.2627	1,553,244
EUR	5,724	35.61	203,846	2,818	35.27	99,394
SGD	27,235	22.14	602,982	29,696	22.22	659,865
RMB	5,206,553	4.62	24,054,261	2,499,747	4.55	11,368,839

Non-Monetary items
USD	227,650	29.06	6,615,492	154,761	29.73	4,601,061
JPY	9,763,350	0.2723	2,658,560	9,150,629	0.2627	2,403,870

Financial Liabilities
Monetary items
USD	$402,695	29.16	$11,742,579	576,458	29.83	17,195,765
JPY	2,907,406	0.2760	802,356	3,252,323	0.2668	867,720
EUR	2,749	36.09	99,223	3,696	35.84	132,475
SGD	35,612	22.32	794,846	32,498	22.40	727,952
RMB	15,322,285	4.67	71,555,075	15,618,686	4.60	71,814,722

The exchange gain or loss from monetary financial assets and liabilities
USD			(268,097)			(751,616)
JPY			(19,462)			44,587
EUR			212			1,816
SGD			6,570			15,703
RMB			1,301,412			2,255,067
Other			(224)			348

	As of
	March 31, 2017
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD	$1,465,224	30.24	$44,314,732
JPY	7,532,919	0.2693	2,028,839
EUR	3,162	32.07	101,410
SGD	42,262	21.63	914,125
RMB	1,528,442	4.38	6,697,631

Non-Monetary items
USD	158,574	30.26	4,798,462
JPY	11,319,434	0.2694	3,049,456

Financial Liabilities
Monetary items
USD	$569,385	30.36	$17,286,530
JPY	4,703,558	0.2735	1,286,424
EUR	3,149	32.63	102,743
SGD	32,729	21.81	713,833
RMB	13,053,979	4.43	57,855,236

The exchange gain or loss from monetary financial assets and liabilities
USD			(717,249)
JPY			2,588
EUR			(3,242)
SGD			(247)
RMB			200,574
Other			629

(10) Significant intercompany transactions among consolidated entities for the three-month periods ended March 31, 2018 and 2017 are disclosed in Attachment 1.

(11) Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios to support its business and maximize the stockholders’ value.  The Company also ensures its ability to operate continuously to provide returns to stockholders and the interests of other related parties, while maintaining the optimal capital structure to reduce costs of capital.

To maintain or adjust the capital structure, the Company may adjust the dividend payment to stockholders, return capital to stockholders, issue new shares or dispose assets to redeem liabilities.

Similar to its peers, the Company monitors its capital based on debt to capital ratio.  The ratio is calculated as the Company’s net debt divided by its total capital.  The net debt is derived by taking the total liabilities on the consolidated balance sheets minus cash and cash equivalents.  The total capital consists of total equity (including capital, additional paid-in capital, retained earnings, other components of equity and non-controlling interests) plus net debt.

The Company’s strategy, which is unchanged for the reporting periods, is to maintain a reasonable ratio in order to raise capital with reasonable cost.  The debt to capital ratios as of March 31, 2018, December 31, 2017 and March 31, 2017 were as follows:

	As of
	March 31, 2018	December 31, 2017	March 31, 2017
Total liabilities	$169,347,576	$180,061,578	$162,697,984
Less: Cash and cash equivalents	(77,142,866)	(81,674,572)	(60,812,086)
Net debt	92,204,710	98,387,006	101,885,898
Total equity	216,212,396	214,037,584	216,681,183
Total capital	$308,417,106	$312,424,590	$318,567,081
Debt to capital ratios	29.90%	31.49%	31.98%

13.  ADDITIONAL DISCLOSURES

(1)   The following are additional disclosures for the Company and its affiliates as required by the R.O.C. Securities and Futures Bureau:

a.  Financing provided to others for the three-month period ended March 31, 2018: Please refer to Attachment 2.

b.  Endorsement/Guarantee provided to others for the three-month period ended March 31, 2018: Please refer to Attachment 3.

c.  Securities held as of March 31, 2018 (excluding subsidiaries, associates and joint venture): Please refer to Attachment 4.

d. Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the three-month period ended March 31, 2018: Please refer to Attachment 5.

e.  Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the three-month period ended March 31, 2018: Please refer to Attachment 6.

f.  Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the three-month period ended March 31, 2018: Please refer to Attachment 7.

g.  Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the three-month period ended March 31, 2018: Please refer to Attachment 8.

h.  Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of March 31, 2018: Please refer to Attachment 9.

i.   Names, locations and related information of investees as of March 31, 2018 (excluding investment in Mainland China): Please refer to Attachment 10.

j.   Financial instruments and derivative transactions: Please refer to Note 12.

(2)   Investment in Mainland China

a.  Investee company name, main businesses and products, total amount of capital, method of investment, accumulated inflow and outflow of investments from Taiwan, net income (loss) of investee company, percentage of ownership, investment income (loss), carrying amount of investments, cumulated inward remittance of earnings and limits on investment in Mainland China: Please refer to Attachment 11.

b.  Directly or indirectly significant transactions through third regions with the investees in Mainland China, including price, payment terms, unrealized gain or loss, and other events with significant effects on the operating results and financial condition: Please refer to Attachment 1, Attachment 2, Attachment 3 and Attachment 8.

14.  OPERATING SEGMENT INFORMATION

The Company determined its operating segments based on business activities with discrete financial information regularly reported through the Company’s internal reporting protocols to the Company’s chief operating decision maker.  The Company is organized into business units based on its products and services.  As of March 31, 2018, the Company had the following segments: wafer fabrication and new business.  The operating segment information was prepared according to the accounting policies described in Note 4.  The primary operating activity of the wafer fabrication segment is the manufacture of chips to the design specifications of our customers by using our own proprietary processes and techniques.  The Company maintains a diversified customer base across industries, including communication, consumer electronics, computer, memory and others, while continuing to focus on manufacturing for high growth, large volume applications, including networking, telecommunications, internet, multimedia, PCs and graphics.  New business segment primarily includes researching, developing, manufacturing, and providing solar energy and new generation light-emitting diode (LED).

Reportable segment information for the three-month periods ended March 31, 2018 and 2017 were as follows:

	For the three-month period ended March 31, 2018
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Net revenue from external customers	$37,437,590	$59,547	$37,497,137	$-	$37,497,137
Net revenue from sales among intersegments	-	6,974	6,974	(6,974)	-
Segment net income (loss), net of tax	3,041,449	(125,547)	2,915,902	113,682	3,029,584
Capital expenditure	5,716,267	-	5,716,267	-	5,716,267
Depreciation	12,701,633	48,553	12,750,186	-	12,750,186
Share of profit or loss of associates and joint ventures	105,225	(11,692)	93,533	113,682	207,215
Income tax benefit	(1,168,929)	(4,019)	(1,172,948)	-	(1,172,948)
Impairment loss	-	-	-	-	-

	For the three-month period ended March 31, 2017
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination	Consolidated
Net revenue from external customers	$37,348,263	$69,687	$37,417,950	$-	$37,417,950
Net revenue from sales among intersegments	-	1,847	1,847	(1,847)	-
Segment net income (loss), net of tax	1,532,305	(314,799)	1,217,506	279,519	1,497,025
Capital expenditure	17,652,649	1,686	17,654,335	-	17,654,335
Depreciation	12,660,114	64,026	12,724,140	-	12,724,140
Share of profit or loss of associates and joint ventures	(222,132)	(7,347)	(229,479)	279,519	50,040
Income tax expense (benefit)	(429,647)	67	(429,580)	-	(429,580)
Impairment loss	102,295	184,468	286,763	-	286,763

	As of March 31, 2018
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
Segment assets	$384,139,954	$2,620,981	$386,760,935	$(1,200,963)	$385,559,972
Segment liabilities	$167,946,059	$1,411,067	$169,357,126	$(9,550)	$169,347,576

	As of December 31, 2017
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
Segment assets	$392,370,323	$3,030,057	$395,400,380	$(1,301,218)	$394,099,162
Segment liabilities	$178,362,985	$1,700,045	$180,063,030	$(1,452)	$180,061,578

	As of March 31, 2017
	Wafer Fabrication	New Business	Subtotal	Adjustment and Elimination (Note)	Consolidated
Segment assets	$377,794,422	$3,013,279	$380,807,701	$(1,428,534)	$379,379,167
Segment liabilities	$161,057,938	$1,746,463	$162,804,401	$(106,417)	$162,697,984

Note: The adjustment primarily consisted of elimination entries for wafer fabrication segment’s investments in new business segment that was accounted for under the equity method.

15.  The effect of initially applying IFRS 9 and IFRS 15

(1)   The summary of significant accounting policies applying in the first quarter of 2017 are as follows:

a.  Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.

The Company determines the classification of its financial assets at initial recognition.  In accordance with IAS 39 and the Regulations, financial assets of the Company are classified as financial assets at fair value through profit or loss, available-for-sale financial assets, held-to-maturity financial assets and notes, accounts and other receivables.

Purchase or sale of financial assets and liabilities are recognized using trade date accounting.  All financial assets are recognized initially at fair value plus, in the case of investments not at fair value through profit or loss, directly attributable costs.  Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the income statement.

Financial Assets

i.   Classification and subsequent measurement

(i) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are comprised of financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss.

Financial assets acquired for the purpose of selling or repurchasing in the near term, and derivative financial instruments that are not designated as hedging instruments in hedge accounting are classified as financial assets at fair value through profit or loss.  Financial assets at fair value through profit or loss are measured at fair value with changes in fair value recognized in profit or loss.

(ii)   Available-for-sale financial assets

Available-for-sale investments are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity financial assets, or loans and receivables.  Available-for-sale financial investments are subsequently measured at fair value.  Other than impairment losses which are recognized in profit or loss, subsequent measurement of available-for-sale equity instrument financial assets are recognized in other comprehensive income until the investment is derecognized, at which time the cumulative gain or loss is recognized in profit or loss.

If equity instrument investments do not have quoted prices in an active market and their fair value cannot be reliably measured, then they are classified as financial assets measured at cost on the balance sheet.

(iii)  Held-to-maturity financial assets

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when the Company has the positive intention and ability to hold them to maturity.

After initial measurement held-to-maturity financial assets are measured at amortized cost using the effective interest rate (EIR) method, less impairment.  Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or transaction costs.  The EIR method amortization and impairment, if any, is recognized in profit or loss.

(iv)  Notes, accounts and other receivables

Notes and accounts receivable are creditors’ rights as a result of sales of goods or services.  Other receivables are any receivable not classified as notes and accounts receivable.  Notes, accounts and other receivables are initially measured and recognized at their fair values and subsequently measured at amortized cost using the EIR method, less impairment.  If the effect of discounting is immaterial, the short term notes, accounts and other receivables are measured at their nominal amount.

ii.  Derecognition of financial assets

A financial asset is derecognized when:

(i)    the contractual rights to receive cash flows from the asset have expired;

(ii)   the Company has transferred assets and substantially all the risks and rewards of the asset have been transferred; or

(iii)  the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

On derecognition of a financial asset in its entirety, the difference between the carrying amount and the consideration received or to be received including any cumulative gain or loss that had been recognized in other comprehensive income is recognized in profit or loss.

If the transferred asset is part of a larger financial asset and the part transferred qualifies for derecognition in its entirety, the Company allocates the previous carrying amount of the larger financial asset between the part that continues to be recognized and the part that is derecognized, based on the relative fair values of those parts on the date of the transfer.  The difference between the carrying amount allocated to the part derecognized and the sum of the consideration received for the part derecognized and any cumulative gain or loss allocated that had been recognized in other comprehensive income, is recognized in profit or loss.  A cumulative gain or loss that had been recognized in other comprehensive income is allocated between the part that continues to be recognized and the part that is derecognized, based on the relative fair values of those parts.

iii. Impairment policy

The carrying amount of a financial asset is reduced as a result of impairment, except for accounts receivable for which the carrying amount is reduced through use of an allowance account.  When an account receivable is deemed to be uncollectible, it is written off from the allowance account.

(i)    Notes, accounts and other receivables

The Company first assesses at each reporting date whether objective evidence of impairment exists for notes, accounts and other receivables that are individually significant.  If there is objective evidence that an impairment loss has occurred, the amount of impairment loss is assessed individually.  For notes, accounts and other receivables other than those mentioned above, the Company groups those assets with similar credit risk characteristics and collectively assesses them for impairment.  If, in a subsequent period, the amount of the impairment loss decreases, and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed and recognized through profit or loss.  The reversal shall not result in a carrying amount of notes, accounts and other receivables that exceeds what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed.

(ii)   Other financial assets

The Company assesses, at each reporting date, whether there is objective evidence that a financial asset or a group of financial assets is impaired.  A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more loss events that has occurred since the initial recognition of the asset (an incurred “loss event”) and that loss event has an impact on the estimated future cash flows of the individual financial asset or a group of financial assets.

For the financial assets carried at amortized cost, the amount of the impairment loss is measured as the difference between the carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate.  For equity investments classified as available-for-sale, objective evidence of an impairment would include a significant or prolonged decline in the fair value of the investment below its cost.  When there is objective evidence of an impairment for available-for-sale equity securities, the full amount of the losses previously recognized in other comprehensive income is reclassified to profit or loss.  Impairment losses recognized on equity investments cannot be reversed through profit or loss.  Any subsequent increases in their fair value after impairment are recognized in other comprehensive income.

Financial Liabilities

i.   Classification and subsequent measurement

The Company classifies the instrument issued as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument.

(i)    Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.  Gains or losses on the subsequent measurement  including interest paid are recognized in profit or loss.

(ii)   Financial liabilities carried at amortized cost

Financial liabilities measured at amortized cost include interest bearing loans and borrowings that are subsequently measured using the EIR method after initial recognition.  Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR method amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or transaction costs.

ii.  Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified (whether or not attributable to the financial difficulty of the debtor), such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

b.  Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured.  Revenue is measured at the fair value of the consideration received or receivable.  The specific criteria described below must also be met before revenue is recognized.

Sales revenue

The Company manufactures semiconductors for creditworthy customers based on their design specifications, pursuant to manufacturing agreements and/or purchase orders at contractual prices.  The Company ships wafers mainly under the trade term, Free Carrier (FCA), through which the title and risk of loss for the wafers are transferred to the customers upon delivery to carriers approved by the customers.  Sales revenue is recognized at this point, having also fulfilled all of the following criteria pursuant to IAS 18, paragraph 14:

i.   the significant risks and rewards of ownership of the goods have been transferred to the customer;

ii.  neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold have been retained;

iii. the amount of revenue can be measured reliably;

iv. it is probable that the economic benefits associated with the transaction will flow to the entity; and

v.  the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Sales revenue is measured at the fair value of the consideration received or receivable, net of sales returns and discounts, which are estimated based on customer complaints, historical experience and other known factors.  Sales returns and discounts are recorded in the same period in which sales are made.

Interest income

For financial assets measured at amortized cost (including held-to-maturity financial assets) and financial assets at fair value through profit or loss, interest income is recorded using the effective interest rate and recognized in profit or loss.

Dividends

Revenue is recognized when the Company’s right to receive the dividends is established, which is generally when stockholders approve the dividend.

(2)   The Company adopted IFRS 9 and IFRS 15 since January 1, 2018 and it adopted IAS 39 and IAS 18 before January 1, 2018.  Please refer to Note 3 for reconciliation of assets, liabilities and equity.

(3)   The contents of significant accounts in the year of 2017 and the first quarter of 2017 are as follows:

a.  Financial Assets at Fair Value through Profit or Loss

	As of
	December 31, 2017	March 31, 2017
Designated financial assets at fair value through profit or loss
Convertible bonds	$213,180	$218,151

Financial assets held for trading
Common stocks	434,630	500,920
Preferred stocks	228,508	195,975
Funds	-	49,667
Forward exchange contracts	-	74,192
Option	31,605	-
Subtotal	694,743	820,754
Total	$907,923	$1,038,905

Current	$716,918	$867,205
Noncurrent	191,005	171,700
Total	$907,923	$1,038,905

The Company has a call option, exercisable before September 2019, to acquire remaining equity interest in an existing investee from the other shareholder in the amount of approximately NT$15 billion.  The change of the fair value for the call option is recorded in profit and loss.

b.  Available-For-Sale Financial Assets, Non-Current

	As of
	December 31, 2017	March 31, 2017
Common stocks	$17,653,513	$19,256,136
Preferred stocks	1,865,410	1,665,578
Depositary receipts	-	205,441
Funds	1,117,409	973,359
Total	$20,636,332	$22,100,514

c.  Financial Assets Measured at Cost, Non-Current

	As of
	December 31, 2017	March 31, 2017
Common stocks	$473,134	$500,898
Preferred stocks	1,657,388	2,091,131
Funds	87,950	89,225
Total	$2,218,472	$2,681,254

Since these financial assets mostly consist of non-publicly traded stocks and private venture funds, for which the fair values cannot be reliably measured due to lack of sufficient financial information available, the Company measures these financial assets at cost.

d. Operating Revenues

For the three-month period ended March 31,
2017
Net sales
Sale of goods	$35,988,095
Other operating revenues
Royalty	616
Mask tooling	949,285
Others	479,954
Net operating revenues	$37,417,950

(4)   After adopting IFRS 15, (1) for certain contracts that do not provide the Company unconditional rights to the consideration, the Company shall recognize revenue and contract asset as it satisfies its performance obligation over time.  (2) Consideration received from customers prior to the Company having satisfied its performance obligation are accounted for as current contract liabilities which were used to be recognized as other current liabilities.  (3) The associated costs incurred to fulfil the contracts are recognized on the consolidated balance sheets as contract fulfillment costs within other current assets.  (4) In accordance with the requirement of IFRS 15, allowance for sales returns and discounts is presented as refund liabilities within other current liabilities, different from its prior presentation as a contra-accounts to accounts receivable. The effects on assets, liabilities and other comprehensive income if the Company reversed the impact with application of IFRS 15 and adopted the accounting policy referred in Note 15(1) are summarized as below:

	As of March 31, 2018
Items	Amounts in accordance with IFRS 15	Effect	Amounts in accordance with accounting policies for prior periods
Contract assets, current	$135,405	$(135,405)	$-
Accounts receivable, net	24,902,635	(983,002)	23,919,633
Accounts receivable-related parties, net	106,909	(2,198)	104,711
Inventories, net	17,137,478	149,115	17,286,593
Other current assets	2,019,536	(131,855)	1,887,681
Deferred tax assets	6,508,372	(722)	6,507,650
Total effect on assets		$(1,104,067)

Contract liabilities, current	3,027,825	(3,027,825)	-
Other current liabilities	5,168,876	1,942,993	7,111,869
Deferred tax liabilities	1,802,228	990	1,803,218
Total effect on liabilities		$(1,083,842)

Additional paid-in capital	41,524,011	8	41,524,019
Retained earnings	69,382,202	(17,470)	69,364,732
Other components of equity	(15,821,652)	(1,671)	(15,823,323)
Non-controlling interests	205,317	(1,092)	204,225
Total effect on equity		$(20,225)

	For the three-month period ended March 31, 2018
Items	Amounts in accordance with IFRS 15	Effect	Amounts in accordance with accounting policies for prior periods
Operating revenue	$37,497,137	$(7,891)	$37,489,246
Operating costs	(32,855,138)	65,114	(32,790,024)
Operating expenses	(4,849,552)	(30,044)	(4,879,596)
Income tax expense (benefit)	1,172,948	(4,813)	1,168,135
Total effect on income and expenses		$22,366

ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

For the three-month period ended March 31, 2018

	Related party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Collection periods (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$15,616,682	Net 60 days	42%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	8,630,190	-	2%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Sales	958,472	Net 60 days	3%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Accounts receivable	695,834	-	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Sales	338,208 (Note 5)	Net 30 days	1%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Accounts receivable	62,202	-	0%
1	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Sales	201,281	Net 60天	0%
1	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	70,532	-	0%

For the three-month period ended March 31, 2017

	Related party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Collection periods (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$14,830,838	Net 60 days	40%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	6,826,726	-	2%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Sales	1,231,060	Net 60 days	3%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP JAPAN	1	Accounts receivable	692,160	-	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Sales	127,456 (Note 5)	Net 30 days	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Accounts receivable	80,851	-	0%

Note 1: UMC and its subsidiaries are coded as follows:
1. UMC is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2: Transactions are categorized as follows:
1. The holding company to subsidiary.
2. Subsidiary to holding company.
3. Subsidiary to subsidiary.
Note 3: The sales price to the above related parties was determined through mutual agreement in reference to market conditions.

Note 4: The percentage with respect to the consolidated asset/liability for transactions of balance sheet items are based on each item's balance at period-end.  For profit or loss items, cumulative balances are used as basis.

Note 5: UMC authorized technology licenses to its subsidiary, UNITED SEMICONDUCTOR (XIAMEN) CO., LTD., in the amount of US$0.35 billion which was recognized as deferred revenue.
Since it was a downstream transaction, the deferred revenue would be realized over time.

ATTACHMENT 2 (Financing provided to others for the three-month period ended March 31, 2018)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
													Collateral
No. (Note 1)	Lender	Counter-party	Financial statement account	Related Party	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Loss allowance			Limit of financing amount for individual counter-party (Note2)	Limit of total financing amount (Note2)

													Item	Value
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Other receivables - related parties	YES	$9,647,920	$5,812,000	$4,649,600	2.05%~2.17%	The need for short-term financing	$-	Business turnover	$-	None	$-	$21,600,708	$86,402,832

TERA ENERGY DEVELOPMENT CO., LTD.
													Collateral
No. (Note 1)	Lender	Counter-party	Financial statement account	Related Party	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Loss allowance			Limit of financing amount for individual counter-party (Note3)	Limit of total financing amount (Note3)

													Item	Value
1	Tera Energy Development Co., Ltd	TIPPING POINT ENERGY COC PPA SPE-1,LLC	Other receivables	No	$2,273	$2,273	$2,273	9.00%	Needs for operation	$2,273	-	$2,273	None	$-	$2,273	$68,023

Note 1: The parent company and its subsidiaries are coded as follows:
(i) The parent company is coded "0".
(ii) The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2: Limit of financing amount for individual counter-party including guarantee amount shall not exceed 10% of the lender's net assets value as of the period.
Limit of total financing amount shall not exceed 40% of the Company’s net asset value.

Note 3: Limit of financing amount for individual counter-party including guarantee amount shall not exceed 25% of the lender's net assets value as of the period or the needed amount for operation, which is lower.

Limit of total financing amount shall not exceed 40% of latest financial statements of lender.

ATTACHMENT 3 (Endorsement/Guarantee provided to others for the three-month period ended March 31, 2018)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 3)	Maximum balance for the period				Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 4)
		Company name	Releationship (Note 2)			Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement
0	UNITED MICROELECTRONICS CORPORATION	NEXPOWER TECHNOLOGY CORP.	3	$97,203,186	$1,700,000	$1,700,000 (Note 5)	$997,200 (Note 5)	$-	0.79%	$97,203,186
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	3	97,203,186	13,425,720	13,425,720 (Note 6)	13,197,610 (Note 6)	-	6.22%	97,203,186
0	UNITED MICROELECTRONICS CORPORATION	SOCIALNEX ITALIA 1 S.R.L.	3	97,203,186	19,906	19,906 (Note 7)	19,906 (Note 7)	-	0.01%	97,203,186

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.

No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 8)	Maximum balance for the period				Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 8)
		Company name	Releationship (Note 2)			Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	6	$9,747,702	$8,547,059	$8,547,059	$4,658,446	$-	39.46%	$9,747,702

Note 1: The parent company and its subsidiaries are coded as follows:
1. The parent company is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.

Note 2: According to the "Guidelines Governing the Preparation of Financial Reports by Securities Issuers" issued by the R.O.C. Securities and Futures Bureau, receiving parties should be disclosed as one of the following:

1. A company that has a business relationship with endorsor/guarantor.
2. A subsidary in which endorsor/guarantor holds directly over 50% of equity interest.
3. An investee in which endorsor/guarantor and its subsidiaries hold over 50% of equity interest.
4. An investor which holds directly or indirectly over 50% of equity interest of endorsor/guarantor.
5. A company that has provided guarantees to endorsor/guarantor, and vice versa, due to contractual requirements.
6. An investee in which endorsor/guarantor conjunctly invests with other stockholders, and for which endorsor/guarantor has provided endorsement/guarantee in proportion to its stockholding percentage.

Note 3: The amount of endorsements/guarantees shall not exceed 45% of the net worth of endorsor/guarantor; and the ceilings on the amount of endorsements/guarantees for any single entity are as follows:

1. The amount of endorsements/guarantees for any single entity shall not exceed 45% of net worth of endorsor/guarantor.

2. The amount of endorsements/guarantees for a company which endorsor/guarantor does business with, except the ceiling rules abovementioned shall not exceed the needed amounts arising from business dealings which is the higher amount of total sales or purchase transactions between endorsor/guarantor and the receiving party. The aggregate amount of endorsements/guarantees that the Company as a whole is permitted to make shall not exceed 45% of the Company's net worth, and the aggregate amount of endorsements/guarantees for any single entity shall not exceed 45% of the Company's net worth.

Note 4: Limit of total guarantee/endorsement amount shall not exceed 45% of UMC's net assets value as of March 31, 2018.

Note 5: On December 24, 2014, the board of directors resolved to provide endorsement to NEXPOWER TECHNOLOGY CORP.'s syndicated loan from banks including Bank of Taiwan for the amount up to NT$1,700 million.

As of March 31, 2018, actual amount provided was NT$997 million.

Note 6: On Feburary 22, 2017, the board of directors resolved to guarantee UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.'s syndicated loan from banks including China Development Bank in the amount up to USD 310 million.

On March 7, 2018, the board of directors resolved to increase the endorsement amounted to USD 152 million. Total endorsement amount is up to USD462 million.
As of March 31, 2018, actual amount provided was NT$13,198 million.

Note 7: On April 26, 2017, the board of directors resolved that UMC directly provided guarantee to SOCIALNEX ITALIA 1 S.R.L., NEXPOWER TECHNOLOGY CORP.'s subsidiary, in the amount up to EUR 558 thousand on June 20, 2017.

As of March 31, 2018, actual amount provided was NT$20 million.
Note 8: Limit of total endorsed/guaranteed amount shall not exceed 45% of HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.'s net assets value as of March 31, 2018.
The amount of endorsements/guarantees for any single entity shall not exceed 45% of net worth of HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.'s net assets value as of March 31, 2018.

The aggregate amount of endorsements/guarantees that the Company as a whole is permitted to make shall not exceed 45% of the Company's net worth, and the aggregate amount of endorsements/guarantees for any single entity shall not exceed 45% of the Company's net worth.

ATTACHMENT 4 (Securities held as of March 31, 2018) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

				March 31, 2018
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	ACTION ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, current	18,182	$122,730	6.56	$122,730	None
Stock	PIXART IMAGING, INC.	-	Financial assets at fair value through profit or loss, current	1,600	197,600	1.20	197,600	None
Stock	KING YUAN ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, current	2,675	80,919	0.22	80,919	None
Stock-Preferred stock	CTBC FINANCIAL HOLDING CO., LTD.	-	Financial assets at fair value through profit or loss, current	350	21,350	0.11	21,350	None
Stock	PIXTECH, INC.	-	Financial assets at fair value through profit and loss, noncurrent	9,883	-	17.63	-	None
Stock	UNITED FU SHEN CHEN TECHNOLOGY CORP.	-	Financial assets at fair value through profit and loss, noncurrent	17,511	-	15.75	-	None
Stock	HOLTEK SEMICONDUCTOR INC.	-	Financial assets at fair value through profit and loss, noncurrent	24,644	1,929,645	10.90	1,929,645	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets at fair value through profit and loss, noncurrent	6,692	202,243	9.29	202,243	None
Stock	UNITED INDUSTRIAL GASES CO., LTD.	-	Financial assets at fair value through profit and loss, noncurrent	16,680	1,295,762	7.66	1,295,762	None
Stock	AMIC TECHNOLOGY CORP.	-	Financial assets at fair value through profit and loss, noncurrent	5,627	-	4.71	-	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit and loss, noncurrent	12,521	117,945	4.38	117,945	None
Stock	KING YUAN ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit and loss, noncurrent	20,483	619,601	1.68	619,601	None
Stock	EPISTAR CORP.	-	Financial assets at fair value through profit and loss, noncurrent	10,715	463,959	0.98	463,959	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit and loss, noncurrent	1,315	26,896	0.82	26,896	None
Stock	PROMOS TECHNOLOGIES INC.	-	Financial assets at fair value through profit and loss, noncurrent	324	-	0.72	-	None
Stock-Preferred stock	TONBU, INC.	-	Financial assets at fair value through profit and loss, noncurrent	938	-	-	-	None
Stock-Preferred stock	AETAS TECHNOLOGY INC.	-	Financial assets at fair value through profit and loss, noncurrent	1,166	-	-	-	None
Stock-Preferred stock	TA SHEE GOLF & COUNTRY CLUB	-	Financial assets at fair value through profit and loss, noncurrent	0	25,500	-	25,500	None
Stock	SILICON INTEGRATED SYSTEMS CORP.	The Company's director	Financial assets at fair value through other comprehensive income, noncurrent	110,356	1,075,968	19.70	1,075,968	None
Stock	UNIMICRON HOLDING LIMITED	-	Financial assets at fair value through other comprehensive income, noncurrent	20,000	697,440	17.00	697,440	None
Stock	MIE FUJITSU SEMICONDUCTOR LIMITED	-	Financial assets at fair value through other comprehensive income, noncurrent	18,447	2,377,694	15.87	2,377,694	None
Stock	UNIMICRON TECHNOLOGY CORP.	-	Financial assets at fair value through other comprehensive income, noncurrent	196,136	3,697,164	12.90	3,697,164	None
Stock	ITE TECH. INC.	-	Financial assets at fair value through other comprehensive income, noncurrent	13,960	544,439	8.65	544,439	None
Stock	NOVATEK MICROELECTRONICS CORP.	-	Financial assets at fair value through other comprehensive income, noncurrent	16,445	2,170,685	2.70	2,170,685	None
Stock-Preferred stock	MTIC HOLDINGS PTE. LTD.	-	Financial assets at fair value through other comprehensive income, noncurrent	12,000	227,747	-	227,747	None

ATTACHMENT 4 (Securities held as of March 31, 2018) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				March 31, 2018
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	DARCHUN VENTURE CORP.	-	Financial assets at fair value through profit and loss, noncurrent	2,227	$10,378	19.65	$10,378	None
Stock	UWIZ TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit and loss, noncurrent	4,764	135,149	16.01	135,149	None
Stock	TRONC-E CO., LTD.	-	Financial assets at fair value through profit and loss, noncurrent	1,800	9,054	15.93	9,054	None
Stock	CENTERA PHOTONICS INC.	-	Financial assets at fair value through profit and loss, noncurrent	2,500	94,900	11.41	94,900	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit and loss, noncurrent	2,500	18,700	10.23	18,700	None
Stock	ACT GENOMICS CO., LTD.	-	Financial assets at fair value through profit and loss, noncurrent	4,600	20,194	10.11	20,194	None
Stock	ADVANCE MATERIALS CORP.	-	Financial assets at fair value through profit and loss, noncurrent	11,910	95,992	8.67	95,992	None
Stock	RISELINK VENTURE CAPITAL CORP.	-	Financial assets at fair value through profit and loss, noncurrent	3,078	22,378	6.67	22,378	None
Stock	BORA PHARMACEUTICALS CO., LTD.	-	Financial assets at fair value through profit and loss, noncurrent	1,628	171,778	6.15	171,778	None
Stock	ACTI CORP.	-	Financial assets at fair value through profit and loss, noncurrent	1,968	27,214	5.31	27,214	None
Stock	PARAWIN VENTURE CAPITAL CORP.	-	Financial assets at fair value through profit and loss, noncurrent	2,187	6,210	5.00	6,210	None
Stock	WALTOP INTERNATIONAL CORP.	-	Financial assets at fair value through profit and loss, noncurrent	654	1,772	4.43	1,772	None
Stock	MERIDIGEN BIOTECH CO., LTD.	-	Financial assets at fair value through profit and loss, noncurrent	3,838	115,133	4.34	115,133	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Financial assets at fair value through profit and loss, noncurrent	6,374	169,354	4.19	169,354	None
Stock	IBT VENTURE CORP.	-	Financial assets at fair value through profit and loss, noncurrent	193	-	3.81	-	None
Stock	SOLID STATE SYSTEM CO., LTD.	-	Financial assets at fair value through profit and loss, noncurrent	3,000	76,500	3.71	76,500	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit and loss, noncurrent	10,059	94,754	3.52	94,754	None
Stock	ANIMATION TECHNOLOGIES INC.	-	Financial assets at fair value through profit and loss, noncurrent	265	-	3.16	-	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit and loss, noncurrent	4,907	100,345	3.08	100,345	None
Stock	DAWNING LEADING TECHNOLOGY INC.	-	Financial assets at fair value through profit and loss, noncurrent	10,473	28,590	2.86	28,590	None
Stock	LICO TECHNOLOGY CORP.	-	Financial assets at fair value through profit and loss, noncurrent	2,520	-	2.03	-	None
Stock	MOBILE DEVICES INC.	-	Financial assets at fair value through profit and loss, noncurrent	261	-	2.02	-	None
Stock	WIESON TECHNOLOGIES CO., LTD.	-	Financial assets at fair value through profit and loss, noncurrent	1,141	7,155	1.71	7,155	None
Stock	PRIMESENSOR TECHNOLOGY INC.	-	Financial assets at fair value through profit and loss, noncurrent	434	1,050	1.40	1,050	None
Stock	ALL-STARS XMI LTD.	-	Financial assets at fair value through profit and loss, noncurrent	7	193,788	1.37	193,788	None

ATTACHMENT 4 (Securities held as of March 31, 2018) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				March 31, 2018
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	CRYSTALWISE TECHNOLOGY INC.	-	Financial assets at fair value through profit and loss, noncurrent	2,720	$40,668	1.29	$40,668	None
Stock	NORATECH PHARMACEUTICALS, INC.	-	Financial assets at fair value through profit and loss, noncurrent	1,000	15,040	0.95	15,040	None
Stock	TAIWANJ PHARMACEUTICALS CO., LTD.	-	Financial assets at fair value through profit and loss, noncurrent	582	5,762	0.85	5,762	None
Stock	FUSHENG PRECISION CO., LTD.	-	Financial assets at fair value through profit and loss, noncurrent	700	105,700	0.59	105,700	None
Stock	POWERTEC ENERGY CORP.	-	Financial assets at fair value through profit and loss, noncurrent	6,470	64,699	0.58	64,699	None
Stock	FORTEMEDIA, INC.	-	Financial assets at fair value through profit and loss, noncurrent	21	1	0.02	1	None
Stock-Preferred Stock	EJOULE INTERNATIONAL LIMITED	-	Financial assets at fair value through profit and loss, noncurrent	23,909	174,352	-	174,352	None
Stock-Preferred Stock	FLOADIA CORP.	-	Financial assets at fair value through profit and loss, noncurrent	2	108,909	-	108,909	None
Stock-Preferred Stock	CEREBREX, INC.	-	Financial assets at fair value through profit and loss, noncurrent	1	91,901	-	91,901	None
Stock-Preferred Stock	FORTEMEDIA, INC.	-	Financial assets at fair value through profit and loss, noncurrent	311	290	-	290	None
Stock	SHIN-ETSU HANDOTAI TAIWAN CO., LTD.	-	Financial assets at fair value through other comprehensive income, noncurrent	10,500	488,565	7.00	488,565	None
Stock	UNITED MICROELECTRONICS CORP.	Parent company	Financial assets at fair value through other comprehensive income, noncurrent	16,079	249,220	0.13	249,220	None

TLC CAPITAL CO., LTD.

				March 31, 2018
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	WINKING ENTERTAINMENT LTD.	-	Financial assets at fair value through profit or loss, noncurrent	6,433	$138,328	17.53	$138,328	None
Stock	BEAUTY ESSENTIALS INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	150,500	131,206	15.29	131,206	None
Fund	OAK HILL OPPORTUNITIES FUND, SEGREGATED PORTFOLIO	-	Financial assets at fair value through profit or loss, noncurrent	9	250,561	9.00	250,561	None
Stock	ACTI CORP.	-	Financial assets at fair value through profit or loss, noncurrent	2,252	31,139	6.08	31,139	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	8,529	226,618	5.61	226,618	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,200	8,976	4.91	8,976	None
Stock	ADVANCE MATERIALS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	6,039	48,672	4.39	48,672	None
Fund	TRANSLINK CAPITAL PARTNERS III, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	5,400	132,113	4.24	132,113	None
Stock	SUNDIA MEDITECH GROUP	-	Financial assets at fair value through profit or loss, noncurrent	779	27,393	3.23	27,393	None
Stock	WIESON TECHNOLOGIES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,829	$11,465	2.74	$11,465	None
Fund	H&QAP GREATER CHINA GROWTH FUND, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	8,302	2.67	8,302	None

ATTACHMENT 4 (Securities held as of March 31, 2018) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

TLC CAPITAL CO., LTD.

				March 31, 2018
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock	ALL-STARS XMI LTD.	-	Financial assets at fair value through profit or loss, noncurrent	6		$166,104	1.17		$166,104	None
Stock	SIMPLO TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,422		261,026	0.77		261,026	None
Stock	TXC CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,978		77,339	0.64		77,339	None
Stock	POWERTEC ENERGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	6,470		64,698	0.58		64,698	None
Convertible bonds	DAFENG TV LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,700		177,480	-		177,480	None
Stock-Preferred stock	YOUJIA GROUP LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,685		58,188	-		58,188	None
Stock-Preferred stock	ALO7 LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,377		230,392	-		230,392	None
Stock-Preferred stock	ADWO MEDIA HOLDINGS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	5,332		-	-		-	None
Stock-Preferred stock	IMO, INC.	-	Financial assets at fair value through profit or loss, noncurrent	8,519		-	-		-	None
Stock-Preferred stock	IAPPPAY TECHNOLOGY LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,004		130,770	-		130,770	None
Stock-Preferred stock	HIGHLANDER FINANCIAL GROUP CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	26,499		219,433	-		219,433	None
Stock-Preferred stock	X2 POWER TECHNOLOGIES LTD.	-	Financial assets at fair value through profit or loss, noncurrent	35,819		123,786	-		123,786	None
Stock-Preferred stock	GAME VIDEO LTD.	-	Financial assets at fair value through profit or loss, noncurrent	279		86,774	-		86,774	None
Stock-Preferred stock	CLOUD MOMENT (CAYMAN) INC.	-	Financial assets at fair value through profit or loss, noncurrent	359		15,499	-		15,499	None
Stock-Preferred stock	PLAYNITRIDE INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,739		139,181	-		139,181	None
Stock-Preferred stock	EJOULE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	35,863		261,528	-		261,528	None

UMC CAPITAL CORP.

				March 31, 2018
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Convertible bonds	SWIFTSTACK, INC.	-	Financial assets at fair value through profit or loss, current	-	USD	567	-	USD	567	None
Convertible bonds	CLOUDWORDS, INC.	-	Financial assets at fair value through profit or loss, current	-	USD	190	-	USD	190	None
Convertible bonds	GLYMPSE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	565	-	USD	565	None
Fund	EVERYI CAPITAL ASIA FUND, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	1,526	18.18	USD	1,526	None
Capital	TRANSLINK MANAGEMENT III, L.L.C.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	404	14.33	USD	404	None
Fund	TRANSLINK CAPITAL PARTNERS IV, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	2,842	13.81	USD	2,842	None
Fund	TRANSLINK CAPITAL PARTNERS III, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	12,292	11.47	USD	12,292	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets at fair value through profit or loss, noncurrent	7,035	USD	7,316	9.76	USD	7,316	None

ATTACHMENT 4 (Securities held as of March 31, 2018) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC CAPITAL CORP.

				March 31, 2018
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock	ALL-STARS SP IV LTD.	-	Financial assets at fair value through profit or loss, noncurrent	7	USD	7,364	5.03	USD	7,364	None
Fund	TRANSLINK CAPITAL PARTNERS II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	1,952	4.53	USD	1,952	None
Fund	OAK HILL OPPORTUNITIES FUND, SEGREGATED PORTFOLIO	-	Financial assets at fair value through profit or loss, noncurrent	4	USD	3,832	4.00	USD	3,832	None
Fund	SIERRA VENTURES XI, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	1,119	1.76	USD	1,119	None
Fund	STORM VENTURES FUND V, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	2,104	1.69	USD	2,104	None
Stock	ALL-STARS XMI LTD.	-	Financial assets at fair value through profit or loss, noncurrent	7	USD	6,669	1.37	USD	6,669	None
Stock	ACHIEVE MADE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	80	USD	60	0.57	USD	60	None
Stock	CIPHERMAX, INC.	-	Financial assets at fair value through profit or loss, noncurrent	95		-	-		-	None
Stock-Preferred stock	ACHIEVE MADE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,644	USD	5,289	-	USD	5,289	None
Stock-Preferred stock	CNEX LABS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	2,807	USD	7,662	-	USD	7,662	None
Stock-Preferred stock	GLYMPSE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,349	USD	1,670	-	USD	1,670	None
Stock-Preferred stock	ATSCALE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	6,255	USD	7,648	-	USD	7,648	None
Stock-Preferred stock	INEDA SYSTEMS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	18,419	USD	4,614	-	USD	4,614	None
Stock-Preferred stock	SENSIFREE LTD.	-	Financial assets at fair value through profit or loss, noncurrent	276	USD	505	-	USD	505	None
Stock-Preferred stock	APPIER HOLDINGS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	52	USD	1,760	-	USD	1,760	None
Stock-Preferred stock	DCARD HOLDINGS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	27,819	USD	4,272	-	USD	4,272	None
Stock-Preferred stock	EPIC! CREATIONS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	2,025	USD	4,107	-	USD	4,107	None
Stock-Preferred stock	NEXTINPUT, INC.	-	Financial assets at fair value through profit or loss, noncurrent	3,235	USD	185	-	USD	185	None
Stock-Preferred stock	SHOCARD, INC.	-	Financial assets at fair value through profit or loss, noncurrent	517	USD	500	-	USD	500	None
Stock-Preferred stock	GCT SEMICONDUCTOR, INC.	-	Financial assets at fair value through profit or loss, noncurrent	175	USD	82	-	USD	82	None
Stock-Preferred stock	FORTEMEDIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	12,241	USD	2,475	-	USD	2,475	None
Stock-Preferred stock	SIFOTONICS TECHNOLOGIES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,500	USD	7,154	-	USD	7,154	None
Stock-Preferred stock	NEVO ENERGY, INC.	-	Financial assets at fair value through profit or loss, noncurrent	4,980		-	-		-	None
Stock-Preferred stock	TRILLIANT HOLDINGS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	4,000	USD	5,252	-	USD	5,252	None
Stock-Preferred stock	SWIFTSTACK, INC.	-	Financial assets at fair value through profit or loss, noncurrent	2,855	USD	1,723	-	USD	1,723	None

ATTACHMENT 4 (Securities held as of March 31, 2018) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC CAPITAL CORP.
				March 31, 2018
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock-Preferred stock	NEXENTA SYSTEMS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	6,555	USD	160	-	USD	160	None
Stock-Preferred stock	CLOUDWORDS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	9,461	USD	4,791	-	USD	4,791	None
Stock-Preferred stock	ZYLOGIC SEMICONDUCTOR CORP.	-	Financial assets at fair value through profit or loss, noncurrent	750		-	-		-	None
Stock-Preferred stock	WISAIR, INC.	-	Financial assets at fair value through profit or loss, noncurrent	173		-	-		-	None
Stock-Preferred stock	EAST VISION TECHNOLOGY LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,770		-	-		-	None
Stock-Preferred stock	SENSIFREE LTD.	-	Prepayments for investments	-	USD	565	-		N/A	None

UMC NEW BUSINESS INVESTMENT CORP.
				March 31, 2018
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock	SOLARGATE TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	957		$-	15.94		$-	None
Stock	WIN WIN PRECISION TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,150		15,907	6.93		15,907	None
Stock	AULISA MEDICAL TECHNOLOGIES, INC.	-	Financial assets at fair value through profit or loss, noncurrent	800		11,024	5.20		11,024	None
Stock	MOTECH INDUSTRIES, INC.	-	Financial assets at fair value through profit or loss, noncurrent	23,498		524,016	4.34		524,016	None
Stock	LICO TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	4,089		-	3.29		-	None
Stock	POWERTEC ENERGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	3,460		34,598	0.31		34,598	None

TERA ENERGY DEVELOPMENT CO., LTD.
				March 31, 2018
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock	TIAN TAI PHOTOELECTRICITY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	375		$3,750	1.18		$3,750	None

NEXPOWER TECHNOLOGY CORP.
				March 31, 2018
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock	PACIFIC-GREEN INTEGRATED TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	54		$-	18.00		$-	None

SINO PARAGON LIMITED
				March 31, 2018
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Fund	SPARKLABS KOREA FUND II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-		$20,104	11.04		$20,104	None
Fund	SPARKLABS GLOBAL VENTURES FUND I, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-		77,709	11.13		77,709	None

ATTACHMENT 5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the three-month period ended March 31, 2018)

(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Stock	GREEN EARTH LIMITED	Investments accounted for under the equity method	Purchase of newly issued shares	Subsidaries	420,000	$9,243,073	375,000	$11,085,750	-	$-	$-	$-	795,000	$18,173,396 (Note 2)

Note 1 : The amounts of beginning and ending balances of investments accounted for under the equity method include adjustments under the equity method.

Note 2 : The ending balance includes share of loss of associates and joint ventures of $(533,005) thousand, retained earnings adjustment under equity method of $(1,314,126) thousand and exchange differences on translation of foreign operations adjustment under equity method of $(308,296) thousand.

GREEN EARTH LIMITED
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Capital	UNITED MICROCHIP CORPORATION	Investments accounted for under the equity method	Purchase of newly issued shares	Subsidaries	410,050	$9,008,924	382,000	$11,292,684	-	$-	$-	$-	792,050	$18,147,962 (Note2)

Note 1 : The amounts of beginning and ending balances of investments accounted for under the equity method include adjustment under the equity method.

Note 2 : The ending balance includes share of loss of associates and joint ventures of $(531,224) thousand, retained earnings adjustment under equity method of $(1,314,126) thousand and exchange differences on translation of foreign operations adjustment under equity method of $(308,296) thousand.

UNITED MICROCHIP CORPORATION
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Capital	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Investments accounted for under the equity method	Purchase of newly issued shares	Associate	-	$8,807,847	-	$11,313,902	-	$-	$-	$-	-	$17,972,237 (Note2)

Note 1 : The amounts of beginning and ending balances of investments accounted for under the equity method include adjustment under the equity method.

Note 2 : The ending balance includes share of loss of associates and joint ventures of $(527,090) thousand, retained earnings adjustment under equity method of $(1,314,126) thousand and exchange differences on translation of foreign operations adjustment under equity method of $(308,296) thousand.

ATTACHMENT 6 (Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the three-month period ended March 31, 2018)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Where counter-party is a related party, details of prior transactions
Name of properties	Transaction date	Transaction amount	Payment status	Counter-party	Relationship	Former holder of property	Relationship between former holder and acquirer of property	Date of transaction	Transaction amount	Price reference	Date of acquisition and status of utilization	Other commitments
None

ATTACHMENT 7 (Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the three-month period ended March 31, 2018)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Names of properties	Transaction date	Date of original acquisition	Carrying amount	Transaction amount	Status of proceeds collection	Gain (Loss) from disposal	Counter-party	Relationship	Reason of disposal	Price reference	Other commitments
None

ATTACHMENT 8 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the three-month period ended March 31, 2018)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UMC GROUP (USA)	Subsidiary	Sales		$15,616,682	47%	Net 60 days	N/A	N/A		$8,630,190	40%
UMC GROUP JAPAN	Subsidiary	Sales		958,472	3%	Net 60 days	N/A	N/A		695,834	3%
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Subsidiary	Sales		338,208	1%	Net 30 days	N/A	N/A		62,202	0%
FARADAY TECHNOLOGY CORPORATION	Associate	Sales		132,208	0%	Month-end 60 days	N/A	N/A		69,029	0%

UMC GROUP (USA)

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UNITED MICROELECTRONICS CORPORATION	Parent company	Purchases	USD	509,840	98%	Net 60 days	N/A	N/A	USD	297,078	99%
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Associate	Purchases	USD	5,754	1%	Net 60 days	N/A	N/A	USD	2,428	1%

UMC GROUP JAPAN

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UNITED MICROELECTRONICS CORPORATION	Parent company	Purchases	JPY	3,424,140	94%	Net 60 days	N/A	N/A	JPY	2,544,968	95%

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counter-party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UMC GROUP (USA)	Associate	Sales	RMB	43,628	12%	Net 60 days	N/A	N/A	RMB	15,267	3%

ATTACHMENT 9 (Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of March 31, 2018)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Ending balance				Turnover rate (times)	Overdue receivables		Amount received in subsequent period	Loss allowance

Counter-party	Relationship	Notes receivable	Accounts receivable	Other receivables	Total		Amount	Collection status
UMC GROUP (USA)	Subsidiary	$-	$8,630,190	$2,907	$8,633,097	8.13	$-	Collection in subsequent period	$3,676,676	$-
UMC GROUP JAPAN	Subsidiary	-	695,834	-	695,834	5.66	47,608	Collection in subsequent period	-	-
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Subsidiary	-	62,202	4,669,814	4,732,016	0.56	11,658	Collection in subsequent period	-	-

ATTACHMENT 10 (Names, locations and related information of investee companies as of March 31, 2018) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2018			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UMC GROUP (USA)	USA	IC Sales	USD	16,438	USD	16,438	16,438	100.00	$1,613,488	$46,936	$46,936
UNITED MICROELECTRONICS (EUROPE) B.V.	The Netherlands	Marketing support activities	USD	5,421	USD	5,421	9	100.00	133,493	724	724
UMC CAPITAL CORP.	Cayman Islands	Investment holding	USD	81,500	USD	81,500	71,663	100.00	3,396,688	(32,027)	(32,027)
GREEN EARTH LIMITED	Samoa	Investment holding	USD	795,000	USD	420,000	795,000	100.00	18,173,396	(533,005)	(533,005)
TLC CAPITAL CO., LTD.	Taipei City, Taiwan	Venture capital		4,610,000		5,450,000	387,600	100.00	4,575,178	68,673	68,673
UMC NEW BUSINESS INVESTMENT CORP.	Taipei City, Taiwan	Investment holding		5,900,000		5,900,000	590,000	100.00	1,160,154	(43,207)	(43,207)
UMC INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	1,520	USD	1,520	1,520	100.00	40,863	(1,054)	(1,054)
FORTUNE VENTURE CAPITAL CORP.	Taipei City, Taiwan	Consulting and planning for venture capital		4,160,053		4,160,053	374,800	100.00	4,731,206	76,396	76,396
UMC GROUP JAPAN	Japan	IC Sales	JPY	60,000	JPY	60,000	1	100.00	227,988	(4,590)	(4,590)
UMC KOREA CO., LTD.	Korea	Marketing support activities	KRW	550,000	KRW	550,000	110	100.00	19,617	221	221
OMNI GLOBAL LIMITED	Samoa	Investment holding	USD	4,300	USD	4,300	4,300	100.00	522,729	16,257	16,257
SINO PARAGON LIMITED	Samoa	Investment holding	USD	2,600	USD	2,600	2,600	100.00	100,678	(5,781)	(5,781)
BEST ELITE INTERNATIONAL LIMITED	British Virgin Islands	Investment holding	USD	309,102	USD	309,102	664,966	100.00	22,474,870	304,301	295,124
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		1,707,482		1,707,482	126,230	77.74	446,428	(48,115)	(37,404)
MTIC HOLDINGS PTE. LTD.	Singapore	Investment holding	SGD	12,000	SGD	12,000	12,000	45.44	49,241	(2,724)	(1,238)
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		5,777,225		5,777,225	40,104	44.32	15,913	(80,952)	(35,874)
UNITECH CAPITAL INC.	British Virgin Islands	Investment holding	USD	21,000	USD	21,000	21,000	42.00	702,829	(31,072)	(13,050)
TRIKNIGHT CAPITAL CORPORATION	Taipei City, Taiwan	Investment holding		840,000		840,000	84,000	40.00	879,268	(36,328)	(15,541)
HSUN CHIEH INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		336,241		336,241	160,052	36.49	4,181,462	692,319	252,205
YANN YUAN INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		2,300,000		2,300,000	46,000	30.87	2,974,125	20,432	6,308
FARADAY TECHNOLOGY CORPORATION	Hsinchu City, Taiwan	Design of application-specific integrated circuit		38,918		38,918	34,240	13.78	1,631,225	(163,527)	(22,527)

ATTACHMENT 10 (Names, locations and related information of investee companies as of March 31, 2018) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2018				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		$1,578,630		$1,578,630	32,066	35.43		$12,723		$(80,952)		$(28,684)
CLIENTRON CORP.	Xinbei City, Taiwan	Thin client		308,580		308,580	16,761	22.39		265,519		(3,648)		(733)
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		8,856		8,856	1,194	0.73		6,380		(48,115)		(354)

TLC CAPITAL CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2018				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

SOARING CAPITAL CORP.	Samoa	Investment holding	USD	900	USD	900	900	100.00		$15,789		$(878)		$(878)
YUNG LI INVESTMENTS, INC.	Taipei City, Taiwan	Investment holding		59,125		59,125	5,913	45.16		41,062		(1,682)		(760)
HSUN CHIEH CAPITAL CORP.	Samoa	Investment holding	USD	6,000	USD	6,000	6,000	30.00		189,417		55,463		16,639
VSENSE CO., LTD.	Taipei City, Taiwan	Medical devices, measuring equipment, reagents and consumables		95,916		95,916	4,251	28.63		76,377		(6,753)		(1,933)
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		828,019		828,019	6,613	7.31		2,624		(80,952)		(5,916)

UMC CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2018				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UMC CAPITAL (USA)	USA	Investment holding	USD	200	USD	200	200	100.00	USD	539	USD	4	USD	4
TRANSLINK CAPITAL PARTNERS I, L.P.	Cayman Islands	Investment holding	USD	4,036	USD	4,036	-	10.38	USD	3,648	USD	(190)	USD	(16)

UMC NEW BUSINESS INVESTMENT CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2018				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

TERA ENERGY DEVELOPMENT CO., LTD.	Hsinchu City, Taiwan	Energy Technical Services		$190,752		$190,752	27,655	100.00		$170,544		$(371)		$(371)
UNISTARS CORPORATION	Hsinchu County, Taiwan	High brightness LED packages		606,980		606,980	46,168	83.69		71,256		(8,510)		(7,122)

ATTACHMENT 10 (Names, locations and related information of investee companies as of March 31, 2018) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC NEW BUSINESS INVESTMENT CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2018			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

WINAICO IMMOBILIEN GMBH	Germany	Solar project	EUR	5,900	EUR	5,900	5,900	32.78	$-	$(404,367)	$-
UNITED LED CORPORATION HONG KONG LIMITED	Hongkong	Investment holding	USD	22,500	USD	22,500	22,500	25.14	208,683	(46,510)	(11,693)

TERA ENERGY DEVELOPMENT CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2018			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

EVERRICH ENERGY INVESTMENT (HK) LIMITED	Hongkong	Investment holding	USD	1,092	USD	1,092	1,092	100.00	$42,685	$1,447	$1,447
WINAICO SOLAR PROJEKT 1 GMBH	Germany	Solar project	EUR	1,120	EUR	1,120	1,120	50.00	-	(49,557)	-
WINAICO IMMOBILIEN GMBH	Germany	Solar project	EUR	2,160	EUR	2,160	2,160	12.00	-	(404,367)	-

WAVETEK MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2018			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	1,200	USD	1,200	1,200	100.00	$5,059	$(1,904)	$(1,904)

WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2018			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

WAVETEK MICROELECTRONICS CORPORATION (USA)	USA	Sales and marketing service	USD	60	USD	60	60	100.00	$2,318	$41	$41

NEXPOWER TECHNOLOGY CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2018			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

SOCIALNEX ITALIA 1 S.R.L.	Italy	Photovoltaic power plant	EUR	3,637	EUR	3,637	-	100.00	$127,038	$666	$666

ATTACHMENT 10 (Names, locations and related information of investee companies as of March 31, 2018) (Not including investment in Mainland China)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

BEST ELITE INTERNATIONAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2018				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

INFOSHINE TECHNOLOGY LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	USD	771,367	USD	10,425	USD	10,425

INFOSHINE TECHNOLOGY LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2018				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

OAKWOOD ASSOCIATES LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	USD	771,367	USD	10,425	USD	10,425

OMNI GLOBAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2018				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UNITED MICROTECHNOLOGY CORPORATION (NEW YORK)	USA	Research & Development	USD	950	USD	950	0	100.00		$29,271		$(17)		$(17)
UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	USA	Research & Development	USD	1,000	USD	1,000	0	100.00		30,596		305		305
ECP VITA PTE. LTD.	Singapore	Insurance	USD	9,000	USD	9,000	9,000	100.00		467,459		15,717		15,717
UMC TECHNOLOGY JAPAN CO., LTD.	Japan	Semiconductor manufacturing technology development and consulting services	JPY	35,000	JPY	35,000	4	100.00		9,158		(64)		(64)

GREEN EARTH LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of March 31, 2018				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UNITED MICROCHIP CORPORATION	Cayman	Investment holding	USD	792,050	USD	410,050	792,050	100.00		$18,147,962		$(531,224)		$(531,224)

ATTACHMENT 11 (Investment in Mainland China as of March 31, 2018)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Investee company	Main businesses and products	Total amount of paid-in capital		Method of investment (Note 1)	Accumulated outflow of investment from Taiwan as of January 1, 2018			Investment flows		Accumulated outflow of investment from Taiwan as of March 31, 2018				Percentage of ownership	Investment income (loss) recognized (Note 2)		Carrying amount as of March 31, 2018		Accumulated inward remittance of earnings as of March 31, 2018

							Outflow		Inflow			Net income (loss) of investee company
UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment Holding and advisory	(USD	$23,248 800)	(ii)SOARING CAPITAL CORP.	(USD	$23,248 800)		$-	$-	(USD	$23,248 800)		$(871)	100.00%		$(871) (iii)		$15,467		$-
SHANDONG HUAHONG ENERGY INVEST CO., INC.	Invest new energy business	(RMB	1,386,000 300,000)	(i)	(USD	39,522 1,360)		-	-	(USD	39,522 1,360)		(5,573)	50.00%		- (iii)		-		-
JINING SUNRICH SOLAR ENERGY CORP.	To construct, operate, and maintain solar power plant	(RMB	1,293,600 280,000)	(iii)SHANDONG HUAHONG ENERGY INVEST CO., INC.	(USD	608,226 20,930)		-	-	(USD	608,226 20,930)		(5,319)	50.00%		- (iii)		-		-
EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	(USD	21,795 750)	(ii)EVERRICH ENERGY INVESTMENT (HK) LIMITED	(USD	21,795 750)		-	-	(USD	21,795 750)		1,202	100.00%		1,202 (iii)		31,215	(USD	118,013 4,061)
UNITED LED CORPORATION	Research, manufacturing and sales in LED epitaxial wafers	(USD	2,441,040 84,000)	(ii)UNITED LED CORPORATION HONG KONG LIMITED	(USD	588,465 20,250)		-	-	(USD	588,465 20,250)	(RMB	(46,334) (10,029))	25.14%	(RMB	(11,647) (2,521)) (ii)	(RMB	204,518 44,268)		-
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Sales and manufacturing of integrated circuits	(USD	11,042,800 380,000)	(ii)OAKWOOD ASSOCIATES LIMITED	(USD	8,982,504 309,102)		-	-	(USD	8,982,504 309,102)	(USD	302,951 10,425)	100.00% (Note 4)	(USD	293,826 10,111) (ii)	(USD	21,661,556 745,408)		-
UMC (BEIJING) LIMITED	Marketing support activities	(USD	14,530 500)	(ii)UMC INVESTMENT (SAMOA) LIMITED	(USD	14,530 500)		-	-	(USD	14,530 500)		(422)	100.00%		(422) (iii)		13,440		-
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Design support of integrated circuits	(RMB	138,600 30,000)	(iii)HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.		-		-	-		-	(RMB	10,353 2,241)	100.00%	(RMB	10,353 2,241) (iii)	(RMB	197,500 42,749)		-
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Sales and manufacturing of integrated circuits	(RMB	52,995,807 11,470,954)	(ii)UNITED MICROCHIP CORPORATION and (iii)HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	(USD	11,718,968 403,268) (Note 5)	(USD	11,121,785 (382,718)	-	(USD	22,840,753 785,986) (Note 5)	(RMB	(1,035,458) (224,125))	61.50%	(RMB	(675,550) (146,223)) (ii)	(RMB	24,816,344 5,371,503)		-

Accumulated investment in Mainland China as of March 31, 2018		Investment amounts authorized by Investment Commission, MOEA			Upper limit on investment

$33,119,043 (USD 1,139,678)			$49,077,022 (USD 1,688,817)			$129,604,247

Note 1 :	The methods for engaging in investment in Mainland China include the following:
(i) Direct investment in Mainland China.
(ii) Indirectly investment in Mainland China through companies registered in a third region (Please specify the name of the company in third region).
(iii) Other methods.
Note 2 :									The investment income (loss) recognized in current period:
The investment income (loss) were determined based on the following basis:
(i) The financial report was reviewed by an international certified public accounting firm in cooperation with an R.O.C. accounting firm.
(ii) The financial statements were reviewed by the auditors of the parent company.
(iii) Others.
Note 3 :	Initial investment amounts denominated in foreign currencies are translated into New Taiwan Dollars using the spot rates at the financial report date.
Note 4 :

The Company indirectly invested in HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. via investment in BEST ELITE INTERNATIONAL LIMITED, an equity investee.  The investment has been approved by the Investment Commission, MOEA in the total amount of US$383,569 thousand. As of March 31, 2018, the amount of investment has been all remitted.
Note 5 :									The consent to invest in UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USCXM)'s investment has been approved by the Investment Commission, MOEA in the total amount of US$1,260,658 thousand.
The investment amount to USCXM from HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. was US$257,390 thousand, and indirectly invested in USCXM via investment in GREEN EARTH LIMITED was US$785,986 thousand.
As of March 31, 2018, the amount of investment US$217,282 thousand has not yet been remitted.